Exhibit 99.1

Deutsche Bank
Interim Report as of June 30, 2011
Deutsche Bank
The Group at a glance

	Six months ended
	Jun 30, 2011	Jun 30, 2010
Share price at period end	€40.75	€42.50 [1]

Share price high	€48.70	€55.11 [1]

Share price low	€38.60	€38.51 [1]

Basic earnings per share	€3.47	€4.18 [2]

Diluted earnings per share	€3.35	€3.98 [2]

Average shares outstanding, in m., basic	938	699 [2]

Average shares outstanding, in m., diluted	974	734 [2]

Return on average shareholders’ equity (post-tax)	8.7%	14.9%

Pre-tax return on average shareholders’ equity	18.7%	22.0%

Pre-tax return on average active equity	18.9%	22.1%

Book value per basic share outstanding[3]	€53.96	€59.28

Cost/income ratio[4]	70.4%	70.1%

Compensation ratio[5]	40.2%	40.9%

Noncompensation ratio[6]	30.2%	29.2%

	in € m.	in € m.
Total net revenues	19,014	16,154

Provision for credit losses	837	506

Total noninterest expenses	13,378	11,331

Income before income taxes	4,799	4,317

Net income	3,363	2,943

	Jun 30, 2011	Dec 31, 2010
	in € bn.	in € bn.
Total assets	1,850	1,906

Shareholders’ equity	50.1	48.8

Core Tier 1 capital ratio[7]	10.2%	8.7%

Tier 1 capital ratio[7]	14.0%	12.3%

	Number	Number
Branches	3,092	3,083
thereof in Germany	2,082	2,087

Employees (full-time equivalent)	101,694	102,062
thereof in Germany	48,866	49,265

The reconciliation of average active equity and related ratios is provided on page 85 of this report.

[1]	For comparison purposes, share prices have been adjusted for all periods before October 6, 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.

[2]	The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus component of subscription rights issued in September 2010 in connection with the capital increase.

[3]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

[4]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

[6]	Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[7]	The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) of the German Banking Act.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Management Report	7
Interim Report as of June 30, 2011	Operating and Financial Review
Management Report
Operating and Financial Review
Economic Environment
In the second quarter of 2011, the pace of the global economy slowed slightly after a period of strong growth in the first quarter. This is shown by the results of a recent survey conducted among purchasing managers, which indicate a subdued assessment of the future trend almost everywhere. This is especially true for the U.S., the eurozone and Germany. In Germany, the Purchasing Managers Index (PMI) has slipped 8 points from its high in February to June. It nevertheless remains at a high level. After 1.5 % in the first quarter, German economic growth in the second quarter is likely to amount to 0.7 % at best. Yet this is still above the long-term trend.
Despite the extension of the EU rescue facility, the implementation of a permanent crisis mechanism from mid-2013 as well as intensive efforts to solve the financial problems in Greece, uncertainty on the capital markets remained high. As such, risk premiums on government bonds remain high and — in particular for peripheral countries of the eurozone — have continued to increase in the second quarter.
The general environment for the global banking industry remained largely unchanged in the first two months of the second quarter compared with the beginning of the year. A moderate improvement in the lending and deposit-taking business with private and corporate clients stood in contrast to continuing volatility in capital markets, which in part negatively affected investors’ risk appetite. Thanks to declining loan losses, however, overall profitability levels continue to improve at least in the short term, enabling banks to build up capital in preparation for Basel III. For global systemically important banks the introduction of an additional capital buffer of between 1 % and 2.5 % of risk-weighted assets is probable, depending on the institutions’ relevance for the financial system. Key methodological questions though have yet to be decided in detail.
In Europe, financial markets and banks were affected by increased uncertainty about the sovereign debt crisis towards the end of the quarter, which led to investor uncertainty, lower transaction volumes and a tendency for higher funding costs.
Consolidated Results of Operations
We achieved a solid result with an income before income taxes of €1.8 billion in the second quarter, up €254 million versus the prior year quarter. In a difficult economic environment, our operating divisions Corporate & Investment Bank (CIB) and Private Clients and Asset Management (PCAM) reported income before income taxes of €2.0 billion for the second quarter 2011. The increasing uncertainty from the sovereign debt crisis affected market activity and in particular our CIB flow businesses. PCAM was able to continue the positive first quarter development in the second quarter, but was negatively impacted by impairments of €155 million on Greek government bonds. CIB and PCAM recorded a total income before income taxes of €5.5 billion for the first half 2011, which compares to our €10 billion target for the full year 2011.

Deutsche Bank	Management Report	8
Interim Report as of June 30, 2011	Operating and Financial Review
The comparison of the current results against the prior year is influenced by the acquisitions of Postbank and, to a lesser extent, Sal. Oppenheim and the commercial banking activities acquired from ABN AMRO in the Netherlands. The shift in exchange rates, particularly the strengthening of the euro against the U.S. dollar in the second quarter of this year, reduced our reported euro revenues and expenses, with less impact on net income and also reduced our reported euro assets and liabilities as well as our invested assets.
2011 to 2010 Three Months Comparison
Net Revenues for the quarter were €8.5 billion, up €1.4 billion, or 19%, versus the second quarter 2010, mainly driven by €1.2 billion from the consolidation of Postbank in PCAM.
In CIB, net revenues in the second quarter 2011 were up slightly to €4.9 billion versus €4.7 billion in the second quarter 2010. PCAM net revenues were €3.5 billion in the second quarter 2011 compared to revenues of €2.3 billion in the second quarter 2010. Revenues in the second quarter 2011 were impacted by impairments of €155 million on Greek government bonds.
Provision for credit losses was €464 million in the quarter, versus €243 million in the second quarter 2010. The increase was mainly attributable to Postbank, which contributed €182 million. The Postbank provisions exclude €82 million releases from loan loss allowance recorded prior to consolidation. Such releases are reported as net interest income. The remainder of the increase was mainly due to higher provisions required for our IAS 39 reclassified portfolio in CB&S.
Noninterest expenses were €6.3 billion in the quarter, an increase of €910 million, or 17%, compared to the second quarter 2010. Of the increase, €712 million related to the consolidation of Postbank. Also contributing to the increase were a first time accrual for the German bank levy of €62 million, as well as higher policyholder benefits and claims in Abbey Life (offset in revenues) and higher expenses for deferred compensation.
Income before income taxes was €1.8 billion in the quarter, up €254 million versus the previous year quarter. CIB and PCAM generated an income before income taxes of €2.0 billion in total, partly offset by negative results of €139 million in CI and €43 million in C&A, which included the aforementioned bank levy.
Net income for the second quarter 2011 was €1.2 billion, virtually unchanged to the second quarter 2010. Diluted earnings per share were €1.24 versus €1.60 in the prior year quarter as a slightly higher net income was offset by the increased shares outstanding. Income tax expense in the second quarter 2011 was €545 million. The effective tax rate of 31 % in the current quarter benefited from the geographic mix of income, partly offset by the charge for the non tax deductible German bank levy. The prior year quarter’s effective tax rate was 23 % and benefited from the tax exempt negative goodwill related to the commercial banking activities acquired from ABN AMRO and a favorable geographic mix of income.

Deutsche Bank	Management Report	9
Interim Report as of June 30, 2011	Operating and Financial Review
2011 to 2010 Six Months Comparison
Net Revenues for the first six months of 2011 were €19.0 billion, up €2.9 billion, or 18%, versus the first six months of 2010 mainly as a result of revenues from businesses acquired in 2010, namely Postbank and, to a lesser extent, Sal. Oppenheim and the commercial banking activities acquired from ABN AMRO in the Netherlands.
In CIB, net revenues in the first six months of 2011 were up slightly to €11.6 billion, versus €11.3 billion in the first half of 2010. PCAM net revenues were €7.6 billion for the first six months 2011, compared to €4.6 billion in the first half of 2010 and included the effect from the consolidation of Postbank and impairments of €155 million on Greek government bonds.
Provision for credit losses was €837 million for the first six months of 2011 versus €506 million in the comparative period. The increase was mainly attributable to Postbank, which contributed €388 million. The Postbank provisions exclude releases of €200 million from loan loss allowances recorded prior to consolidation. Such releases are reported as net interest income. Excluding Postbank, provisions were down, mainly from a reduction of provisions for IAS 39 reclassified assets and from a portfolio sale in PBC.
Noninterest expenses were €13.4 billion for the first half of 2011 versus €11.3 billion for the comparative period. Of the increase, €1.5 billion related to the consolidation of acquisitions mentioned above. Also contributing to the increase were the accrual of €62 million for the German bank levy, policyholder benefits and claims in Abbey Life (offset in revenues), higher expenses for deferred compensation and higher operating costs from our consolidated investments in CI.
Income before income taxes was €4.8 billion for the first six months of 2011, up €482 million versus the first six months of 2010. CIB and PCAM generated an income before income taxes of €5.5 billion in total, partly offset by negative results of €304 million in CI and of €396 million in C&A.
Net income for the first half of 2011 was €3.4 billion, compared to €2.9 billion in the comparative period. Diluted earnings per share were €3.35 versus €3.98 in the first six months of 2010. Income tax expense was €1.4 billion for the first half of 2011, unchanged against the comparative period. The effective tax rate of 30 % in the first six months 2011, versus 32 % in the first half 2010, benefited from the partial tax exemption of net gains related to our stake in Hua Xia Bank in the first quarter 2011 and the geographic mix of income.

Deutsche Bank	Management Report	10
Interim Report as of June 30, 2011	Operating and Financial Review
Segment Results of Operations
Corporate & Investment Bank Group Division (CIB)

	Three months ended			Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Change in %	Jun 30, 2011	Jun 30, 2010	Change in %
Net revenues	4,863	4,703	3	11,559	11,331	2

Provision for credit losses	127	77	64	160	167	(4)

Noninterest expenses	3,455	3,362	3	7,546	7,178	5

Noncontrolling interests	5	7	(30)	16	21	(25)

Income before income taxes	1,275	1,257	1	3,836	3,965	(3)

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended			Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Change in %	Jun 30, 2011	Jun 30, 2010	Change in %
Net revenues:
Sales & Trading (debt and other products)	2,310	2,134	8	5,959	5,936	0

Sales & Trading (equity)	555	642	(14)	1,499	1,586	(6)

Origination (debt)	318	283	12	695	599	16

Origination (equity)	244	135	80	425	251	69

Advisory	152	124	23	311	256	22

Loan products	316	350	(10)	800	863	(7)

Other products	73	(35)	N/M	111	135	(18)

Total net revenues	3,968	3,633	9	9,799	9,625	2

Provision for credit losses	95	46	108	107	139	(23)

Noninterest expenses	2,886	2,800	3	6,389	6,093	5

Noncontrolling interests	5	7	(30)	16	21	(25)

Income before income taxes	982	781	26	3,287	3,371	(2)

N/M — Not meaningful
2011 to 2010 Three Months Comparison
Sales & Trading (debt and other products) net revenues were €2.3 billion in the second quarter 2011, an increase of €176 million, or 8%, compared to the second quarter 2010. The prior year quarter included a charge of approximately €270 million relating to Ocala Funding LLC. In the current period, many flow businesses were adversely impacted by the continued uncertain macro environment, leading to lower volumes. We were ranked number one in the Euromoney annual Foreign Exchange poll, for the seventh year in a row, and, in July 2011, were ranked number one in U.S. Fixed Income for the second year running (source: Greenwich Associates). Compared to the prior year quarter, revenues in Rates, Money Markets, and Foreign Exchange were lower, due to reduced flow volumes. In the second quarter 2011, RMBS revenues were significantly higher than the prior year quarter due to business realignment and the absence of prior year losses. Revenues in Credit were up fom the prior year quarter, with higher flow revenues and a strong performance in structured solutions. Commodities revenues were up from the prior year quarter, delivering our highest second quarter revenues ever, driven by good performance in precious metals, oil and gas. Emerging markets revenues were up from the prior year quarter, driven by increased flow volumes, which offset lower client demand for structured solutions.

Deutsche Bank	Management Report	11
Interim Report as of June 30, 2011	Operating and Financial Review
Sales & Trading (equity) generated net revenues of €555 million, a decrease of €87 million, or 14%, compared to the second quarter 2010, reflecting difficult market conditions. Equity Trading revenues were down from the prior year quarter due to significantly lower levels of client activity, which mainly reflected weak flow volumes, particularly in Europe. Despite a challenging market environment, Equity Derivatives revenues were up from the prior year quarter, boosted by good performance in the United States. Revenues in Prime Finance were below the prior year quarter, with the decrease driven by lower levels of leverage and lower financing spreads. Our Prime Finance business was ranked number one Global Prime Broker in the 2011 Global Custodian Prime Brokerage survey for the fourth consecutive year.
Origination and Advisory generated net revenues of €714 million in the second quarter 2011, an increase of €171 million, or 32%, compared to the second quarter 2010. We were ranked number five globally, by share of Corporate Finance fees, and were again number one in Europe. Advisory revenues of €152 million were up by 23 % on the prior year quarter with our M&A business ranked number one in EMEA. Debt Origination revenues increased by 12 % to €318 million driven by heightened issuance activity. We were ranked number one globally in High Yield in the second quarter 2011, up from number four in the previous quarter. In Investment Grade, we were ranked number one in All International Bonds and number two in All Bonds in Euros (Thomson Reuters). Equity Origination revenues increased by 80 % to €244 million, driven by a significant increase in IPO activity compared to low market activity in the second quarter of 2010. Deutsche Bank was ranked number five globally for Equity Origination. (All ranks from Dealogic unless otherwise stated.)
Loan products revenues were €316 million in the second quarter 2011, down 10 % compared to the prior year quarter. The decrease was mainly driven by the transfer of a single loan exposure to Corporate Investments at the beginning of 2011.
Net revenues from Other products were €73 million in the second quarter 2011, an increase of €108 million from the prior year quarter. The increase was mainly driven by mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In provision for credit losses, CB&S recorded a net charge of €95 million in the second quarter 2011, compared to a net charge of €46 million in the prior year quarter. The increase was primarily driven by higher provisions required for our IAS 39 reclassified portfolio.
Noninterest expenses were €2.9 billion in the second quarter 2011, an increase of €86 million, or 3%, compared to the second quarter 2010. This was primarily driven by the aforementioned effects from Abbey Life, increases in deferred compensation expenses, litigation charges and operational losses, partially offset by favorable foreign exchange rate movements, as well as the absence of the U.K. bank payroll tax in 2011.
Income before income taxes in CB&S was €982 million in the second quarter 2011, compared to €781 million in the prior year quarter.

Deutsche Bank	Management Report	12
Interim Report as of June 30, 2011	Operating and Financial Review
2011 to 2010 Six Months Comparison
In the first six months of 2011, Sales & Trading (debt and other products) net revenues were €6 billion, in line with the first six months of 2010. The prior year period included a charge of approximately €270 million relating to Ocala Funding LLC. Many flow businesses were adversely impacted by a continued uncertain macro environment and lower market activity. Revenues in Rates, Foreign Exchange, Money Markets, Emerging Markets and Credit decreased primarily due to lower flow volumes. These were partly offset by strong RMBS and Commodities revenues, as well as lower mark-downs in the first six months of 2011.
In the first six months of 2011, Sales & Trading (equity) generated net revenues of €1.5 billion, a decrease of €87 million, or 6%, compared to the first six months of 2010. The decrease was driven by lower secondary commissions, and spread compression in financing. Equity Derivatives showed an improved performance.
Origination and Advisory generated net revenues of €1.4 billion in the first six months of 2011, an increase of €325 million, or 29%, compared to the first six months of 2010. We were ranked number five globally, by share of Corporate Finance fees, and were number one in Europe across all Corporate Finance products. In Advisory, revenues were €311 million, up by €55 million from the first six months of 2010 and we were ranked number six globally, and number one in Europe. Debt Origination revenues increased by 16 % to €695 million. Equity Origination revenues increased by €174 million, or 69%, to €425 million, reflecting an increase in IPO activity. We were ranked number five globally, and were ranked number one for global IPOs for the first time ever (Source: Bloomberg). (All ranks from Dealogic unless otherwise stated).
Loan products revenues were €800 million in the first six months of 2011, a decrease of €63 million, or 7%, from the same period last year. The decrease was mainly driven by the transfer of a single loan exposure to Corporate Investments at the beginning of 2011.
Net revenues from Other products were €111 million in the first six months of 2011, a decrease of €24 million from the first half of 2010. The decrease was mainly driven by lower mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In provision for credit losses, CB&S recorded a net charge of €107 million in the first six months of 2011, compared to a net charge of €139 million in the prior year period. The decrease was attributable to lower provisions required for our IAS 39 reclassified portfolio compared to the prior year period.
Noninterest expenses were €6.4 billion in the first six months of 2011, an increase of €296 million, or 5%, compared to the first six months of 2010. The development was primarily driven by increased amortization of deferred compensation expenses, which included accelerated amortization of deferred compensation for employees eligible for career retirement. Non-compensation costs were also up from the prior year period as a result of litigation charges, operational losses, and investments in technology and operations change initiatives. These increases were partially offset by favorable foreign exchange rate movements, as well as the absence of the U.K. bank payroll tax in 2011.

Deutsche Bank	Management Report	13
Interim Report as of June 30, 2011	Operating and Financial Review
Income before income taxes in CB&S was €3.3 billion in the first six months of 2011, compared to €3.4 billion in the prior year period.
Global Transaction Banking Corporate Division (GTB)

	Three months ended			Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Change in %	Jun 30, 2011	Jun 30, 2010	Change in %
Net revenues	895	1,070	(16)	1,760	1,706	3

Provision for credit losses	32	32	1	53	28	92

Noninterest expenses	570	562	1	1,157	1,084	7

Noncontrolling interests	—	—	N/M	—	—	N/M

Income before income taxes	293	476	(38)	549	594	(8)

N/M — Not meaningful
2011 to 2010 Three Months Comparison
GTB’s net revenues were €895 million in the second quarter 2011, a decrease of €175 million, or 16%, compared to the second quarter 2010. This reduction was driven by a one-off gain of €208 million in the second quarter 2010 representing negative goodwill related to the commercial banking activities acquired from ABN AMRO in the Netherlands. Excluding this one-off gain, revenues would have increased by €33 million. This increase was predominantly attributable to higher interest income, as interest rates continued to slightly recover compared to the prior year quarter, particularly in Asia and Europe, but declined in the United States. Fee income remained stable across all major product lines.
In provision for credit losses, GTB recorded a net charge of €32 million in the second quarter 2011, unchanged to the prior year quarter. The charges in both periods were mainly related to the acquired business in the Netherlands.
Noninterest expenses of €570 million in the second quarter 2011 were essentially unchanged compared to the second quarter 2010. The effect of lower integration costs for the aforementioned acquisition was offset by higher insurance related costs.
Income before income taxes was €293 million for the quarter, a decrease of €183 million, or 38%, compared to the prior year quarter. Excluding the one-off gain related to the negative goodwill mentioned above, GTB’s income before income taxes would have increased by €25 million, or 9%.
2011 to 2010 Six Months Comparison
The comparability of GTB’s results in the current and prior year period is limited due to the aforementioned first time consolidation of the commercial banking activities acquired in the Netherlands in the second quarter 2010. This acquisition impacted all major income statement line items. The overall contribution to GTB’s income before income taxes was positive in the first six months of 2011.

Deutsche Bank	Management Report	14
Interim Report as of June 30, 2011	Operating and Financial Review
GTB generated net revenues of €1.8 billion in the first six months of 2011, an increase of €54 million, or 3%, compared to the first six months of 2010 although the prior year period included a one-off gain of €208 million representing negative goodwill acquired. This development was driven by higher revenues across all major product lines. Trust & Securities Services benefited from improved market conditions in the custody business as well as in the depository receipts business. Trade Finance continued to capitalize on the strong demand for international trade products and financing. In Cash Management, interest income increased driven by a slight recovery in interest rates, particularly in Asia and Europe, while fee income increased based on higher transaction volumes, especially in cross-currency payments.
In provision for credit losses, GTB recorded a net charge of €53 million compared to €28 million in the first half of 2010. The charges in the current year and the prior year period mainly related to the acquired business in the Netherlands.
Noninterest expenses were €1.2 billion in the first six months of 2011, up €73 million, or 7%, compared to the first six months of 2010. The increase was almost entirely driven by the first time consolidation of the aforementioned acquisition and higher severance charges mainly in the first quarter 2011, as well as increased insurance related costs. These items were partially offset by the impact of an impairment of intangible assets of €29 million recorded in the prior year period.
Income before income taxes was €549 million for the first six months, a decrease of €45 million, or 8%, compared to the prior year period. Excluding the one-off gain related to the acquisition in the Netherlands in 2010, GTB’s income before income taxes would have increased by €163 million, or 42%, reflecting the strong growth in operating revenues while maintaining a stable cost base.
Private Clients and Asset Management Group Division (PCAM)

	Three months ended			Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Change in %	Jun 30, 2011	Jun 30, 2010	Change in %
Net revenues	3,539	2,340	51	7,613	4,582	66

Provision for credit losses	333	174	92	671	346	94

Noninterest expenses	2,473	1,868	32	5,152	3,751	37

Noncontrolling interests	49	(0)	N/M	127	1	N/M

Income before income taxes	684	299	129	1,662	483	N/M

N/M — Not meaningful

Deutsche Bank	Management Report	15
Interim Report as of June 30, 2011	Operating and Financial Review
Asset and Wealth Management Corporate Division (AWM)

	Three months ended			Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Change in %	Jun 30, 2011	Jun 30, 2010	Change in %
Net revenues:
Discretionary portfolio management/fund management (AM)	441	423	4	857	814	5
Discretionary portfolio management/fund management (PWM)	103	114	(9)	213	210	2

Total discretionary portfolio management/fund management	544	536	2	1,070	1,024	4

Advisory/brokerage (PWM)	209	219	(5)	439	416	6

Credit products (PWM)	96	97	(1)	190	174	9

Deposits and payment services (PWM)	38	30	24	73	63	16

Other products (AM)	11	(6)	N/M	37	(5)	N/M
Other products (PWM)	78	20	N/M	169	53	N/M

Total other products	90	14	N/M	206	48	N/M

Total net revenues	976	896	9	1,978	1,725	15

Provision for credit losses	13	3	N/M	32	6	N/M

Noninterest expenses	737	828	(11)	1,528	1,658	(8)

Noncontrolling interests	(1)	(0)	N/M	0	1	(85)

Income before income taxes	227	65	N/M	417	60	N/M

Breakdown of AWM by business
Asset Management:
Net revenues	453	417	9	894	810	10

Provision for credit losses	0	0	23	0	0	77

Noninterest expenses	328	361	(9)	694	722	(4)

Income before income taxes	124	56	121	199	88	126

Private Wealth Management:
Net revenues	523	479	9	1,084	915	18

Provision for credit losses	13	3	N/M	32	6	N/M

Noninterest expenses	408	467	(13)	835	936	(11)

Income before income taxes	102	9	N/M	218	(28)	N/M

N/M — Not meaningful
2011 to 2010 Three Months Comparison
AWM reported net revenues of €976 million in the second quarter 2011, an increase of €80 million, or 9%, compared to the same period in 2010. Discretionary portfolio management/fund management revenues in AWM increased by €8 million, or 2%. In Asset Management (AM), revenues improved by €19 million, or 4%, mainly as a result of higher performance fees in DWS and the Alternatives business. In Private Wealth Management (PWM), revenues decreased by €11 million, or 9%, driven by slightly reduced asset based fees and lower performance fees. Advisory/brokerage revenues of €209 million decreased by €10 million, or 5%, mainly reflecting volatile markets and divergent client demand. Revenues from credit products were €96 million, nearly unchanged versus the same period in 2010. Deposits and payment services revenues of €38 million increased by €7 million, or 24%, as a result of higher average volumes due to successful initiatives in cash and money market products. Revenues from other products were €90 million compared to €14 million in the same period last year. The increase included €58 million from PWM, mainly related to the wind down of various non-core businesses in Sal. Oppenheim. In addition, AM contributed €17 million, primarily driven by a gain on sale of a RREEF Infrastructure investment in Asia.

Deutsche Bank	Management Report	16
Interim Report as of June 30, 2011	Operating and Financial Review
Provision for credit losses was €13 million in the second quarter 2011, an increase of €10 million compared to the same quarter last year, mainly driven by Sal. Oppenheim.
Noninterest expenses in the second quarter 2011 were €737 million, down by €91 million, or 11%, compared to the second quarter 2010. The decrease included €59 million related to Sal. Oppenheim in PWM and €32 million in AM, both a result of measures taken in 2010 to improve platform efficiencies.
In the second quarter 2011 AWM recorded an income before income taxes of €227 million compared to €65 million in the second quarter last year. The increase of €161 million included €93 million in PWM and €68 million in AM.
Invested assets in AWM decreased by €3 billion to €797 billion as of June 30, 2011. In PWM, Invested Assets were €274 billion, an increase of €3 billion, mainly driven by net new assets of €5 billion partly offset by foreign currency movements of €2 billion. Invested assets in AM decreased by €6 billion to €523 billion, mainly driven by €5 billion of net outflows, primarily in cash and insurance.
2011 to 2010 Six Months Comparison
AWM reported net revenues of €2.0 billion for the first half of 2011, an increase of €252 million, or 15%, compared to the first half of 2010. Discretionary portfolio management/fund management revenues were up €46 million, or 4%, driven by the impact of improved market conditions on asset based fees and higher performance fees in AM. Advisory/brokerage revenues of €439 million increased by €23 million, or 6%, compared to the first six months of 2010. This development was primarily driven by higher transaction volumes, an increased number of product initiatives and Sal. Oppenheim. Revenues from credit products were up €16 million, or 9%, to €190 million, primarily due to an increase in U.S. dollar-denominated loan volumes in the United States, Asia/Pacific and the Middle East. Deposits and payment services revenues of €73 million increased by €10 million, or 16%, due to higher volumes driven by dedicated product initiatives. Revenues from other products were €206 million in the first six months of 2011 compared to €48 million in the same period of the previous year. The increase of €158 million included €116 million in PWM, mainly reflecting gains from the wind down of non-core businesses in Sal. Oppenheim. In addition, AM contributed €42 million to the increase, mainly driven by gains from the sales of certain business operations and investments.
Provision for credit losses was €32 million in the first half of 2011, an increase of €26 million compared to the same period last year, mainly driven by Sal. Oppenheim.
Noninterest expenses in the first half of 2011 were €1.5 billion, a decrease of €129 million, or 8%. In PWM, noninterest expenses decreased by €101 million compared to the first six months of 2010, driven by cost benefits resulting from the successful integration of Sal. Oppenheim. In addition, noninterest expenses in AM decreased by €28 million, reflecting the impact of measures taken in 2010 to improve platform efficiency, partially offset by higher performance-related compensation.

Deutsche Bank	Management Report	17
Interim Report as of June 30, 2011	Operating and Financial Review
In the first six months of 2011, AWM recorded income before income taxes of €417 million, compared to €60 million in the first half of 2010. The increase of €356 million included €245 million in PWM and €111 million in AM.
Invested assets in AWM decreased by €29 billion to €797 billion as of June 30, 2011, compared to December 31, 2010. In PWM, Invested Assets decreased by €2 billion to €274 billion, mainly driven by foreign currency movements of €9 billion, partly offset by net new assets of €8 billion. Invested Assets in AM decreased by €27 billion to €523 billion, mainly driven by foreign currency movements of €23 billion and €10 billion of net outflows, primarily in cash and insurance.
Private & Business Clients Corporate Division (PBC)

	Three months ended			Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Change in %	Jun 30, 2011	Jun 30, 2010	Change in %
Net revenues:
Discretionary portfolio management/fund management	69	82	(15)	142	173	(18)

Advisory/brokerage	234	217	8	524	441	19

Credit products	537	575	(7)	1,084	1,139	(5)

Deposits and payment services	532	490	8	1,051	948	11

Other products	1,191	80	N/M	2,834	156	N/M

Total net revenues	2,563	1,444	77	5,635	2,857	97

Provision for credit losses	320	171	87	639	340	88

Noninterest expenses	1,736	1,040	67	3,624	2,093	73

Noncontrolling interests	50	0	N/M	127	0	N/M

Income before income taxes	458	233	96	1,245	423	195

Breakdown of PBC by business unit
Advisory Banking Germany:
Net revenues	926	1,005	(8)	1,964	2,002	(2)

Provision for credit losses	83	90	(9)	133	180	(26)

Noninterest expenses	719	747	(4)	1,477	1,509	(2)

Income before income taxes	124	168	(26)	355	313	13

Advisory Banking International:
Net revenues	464	439	6	1,171	854	37

Provision for credit losses	55	80	(32)	118	160	(26)

Noninterest expenses	304	293	4	650	585	11

Income before income taxes	105	66	60	403	109	N/M

Consumer Banking Germany:[1]
Net revenues	1,173	—	N/M	2,500	—	N/M

Provision for credit losses	182	—	N/M	388	—	N/M

Noninterest expenses	712	—	N/M	1,497	—	N/M

Noncontrolling interests	50	—	N/M	127	—	N/M

Income before income taxes	229	—	N/M	487	—	N/M

N/M — Not meaningful

[1]	Postbank (including purchase price adjustments, noncontrolling interests and other transaction related components).

Deutsche Bank	Management Report	18
Interim Report as of June 30, 2011	Operating and Financial Review
Starting in the second quarter 2011, we enhanced our segment disclosure for PBC by providing performance information for Advisory Banking Germany, Advisory Banking International and Consumer Banking Germany.
Advisory Banking Germany comprises all of PBC’s activities in Germany excluding Postbank. Advisory Banking International covers PBC’s European activities outside Germany and PBC’s Asian activities. Consumer Banking Germany comprises Postbank’s contribution to the consolidated results of Deutsche Bank. Revenues in Advisory Banking Germany and Advisory Banking International are assigned to all product categories, whereas all revenues in Consumer Banking Germany are assigned to other products for the time being.
2011 to 2010 Three Months Comparison
Net revenues in the second quarter 2011 were €2.6 billion, up €1.1 billion, or 77%, compared to the second quarter 2010. The increase was primarily driven by the consolidation of Postbank, which contributed net revenues of €1.2 billion. These Postbank revenues are reported in revenues from other products, which totaled €1.2 billion in the second quarter 2011. Also included were impairments of €155 million on Greek government bonds reported as Financial assets available for sale. Revenues from deposits and payment services were €532 million, up €42 million, or 8%, compared to the second quarter 2010, mainly driven by an increase in deposit volumes in Advisory Banking Germany. Credit products revenues decreased by €38 million, or 7%, compared to the second quarter 2010, impacted by lower margins, partly offset by improved sales of credit related insurance products in both Advisory Banking Germany and International. Advisory/brokerage revenues were up by €17 million, or 8%, mainly driven by a successful placement of a closed end fund in Advisory Banking Germany. Revenues from discretionary portfolio management/fund management decreased by €12 million, or 15%, mainly due to the non-recurrence of revenues generated from a placement in the second quarter 2010 in Advisory Banking Germany.
Provision for credit losses was €320 million in the second quarter 2011, of which €182 million related to Postbank. The Postbank provisions exclude €82 million releases from loan loss allowance recorded prior to consolidation. Such releases are reported as net interest income. Excluding Postbank, provisions for credit losses were down €34 million, or 20%, compared to the same quarter last year, positively impacted by a favorable economic development and the repositioning of the consumer finance business in Poland.
Noninterest expenses were €1.7 billion in the second quarter 2011, an increase of €696 million, or 67%, compared to the second quarter 2010. The increase reflected €712 million related to the consolidation of Postbank. Excluding Postbank, noninterest expenses were down €16 million, or 2%, mainly resulting from measures to improve platform efficiency taken in the second quarter 2010 in Germany.
Income before income taxes was €458 million in the second quarter, an increase of €225 million, or 96%, compared to the second quarter 2010, although the current quarter included a negative impact of €132 million related to Greek government bonds (impairment charge of €155 million, net of noncontrolling interests at segment level of €22 million). Consumer Banking Germany contributed €229 million. The contributions of Advisory Banking Germany and Advisory Banking International were €124 million and €105 million, respectively.

Deutsche Bank	Management Report	19
Interim Report as of June 30, 2011	Operating and Financial Review
Invested assets were €313 billion as of June 30, 2011, essentially flat to March 31, 2011.
PBC’s total number of clients was 28.6 million, of which 14.1 million related to Postbank. During the second quarter 2011, PBC’s client flows were approximately net 200 thousand negative, driven by the disposal of a business activity.
2011 to 2010 Six Months Comparison
The first half of 2011 was materially impacted by the consolidation of Postbank. This resulted in additional net revenues of €2.5 billion reported in revenues from other products. Thus, Postbank was the main contributor for the €2.8 billion increase in PBC’s net revenues to €5.6 billion in the first half 2011, compared to €2.9 billion in the first half 2010. In addition, the increase included a one-time positive impact of €263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake. Also included were impairments of €155 million on Greek government bonds reported as Financial assets available for sale. Revenues from deposits and payment services increased by €103 million, or 11%, driven by increased volumes in Advisory Banking Germany and improved margins in Advisory Banking International. Credit products revenues decreased by €55 million, or 5%, compared to the first six months of 2010, impacted by lower margins. Discretionary portfolio management/fund management revenues decreased by €31 million, or 18%, predominantly in Advisory Banking Germany due to the non-recurrence of a placement in the second quarter 2010. Advisory/brokerage revenues increased by €83 million, or 19%, driven by higher securities brokerage in the first quarter 2011 in Advisory Banking Germany, mainly benefiting from increased customer activity.
Provision for credit losses was €639 million in the first half of 2011, up €299 million, or 88%, compared to the first half of 2010, of which €388 million related to Postbank. The Postbank provisions exclude €200 million releases from loan loss allowance recorded prior to consolidation. Such releases are reported as net interest income. Excluding Postbank, provision for credit losses was down €90 million, or 26%, compared to the same period last year, primarily driven by a sale of a portfolio in Advisory Banking Germany, resulting in a positive impact of €33 million in the first quarter 2011, as well as reduced provision for credit losses on the back of a favorable economic development and the repositioning of the consumer finance business in Poland.
Noninterest expenses were €3.6 billion in the first six months of 2011, an increase of €1.5 billion, or 73%, compared to the first six months of 2010. The increase reflected €1.5 billion reported in Postbank. Excluding Postbank and costs related to Postbank integration reflected in Advisory Banking Germany, noninterest expenses were down €40 million, mainly resulting from measures to improve platform efficiency taken in the first half of 2010 in Germany, partly offset by higher performance-related compensation.

Deutsche Bank	Management Report	20
Interim Report as of June 30, 2011	Operating and Financial Review
Income before income taxes was €1.2 billion in the first six months of 2011, an increase of €823 million compared to the first half year of 2010 although the current quarter included a negative impact of €132 million related to Greek government bonds (impairment charge of €155 million, net of noncontrolling interests at segment level of €22 million). Consumer Banking Germany and Advisory Banking Germany contributed €487 million and €355 million, respectively. Advisory Banking International contributed €403 million,of which €236 million, net, referred to the aforementioned impact related to our stake in Hua Xia Bank.
Invested Assets were €313 billion as of June 30, 2011, up €7 billion compared to December 31, 2010. The increase was primarily driven by inflows in deposits.
PBC’s total number of clients was 28.6 million, of which 14.1 million related to Postbank. During the first six months of 2011, PBC’s client flows were approximately net 200 thousand negative, driven by the aforementioned disposal of a business activity.
Corporate Investments Group Division (CI)

	Three months ended			Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Change in %	Jun 30, 2011	Jun 30, 2010	Change in %
Net revenues	194	115	69	374	335	11

Provision for credit losses	4	(8)	N/M	6	(7)	N/M

Noninterest expenses	329	208	58	673	364	85

Noncontrolling interests	(1)	(1)	1	(1)	(1)	(41)

Income (loss) before income taxes	(139)	(85)	64	(304)	(20)	N/M

N/M — Not meaningful
2011 to 2010 Three Months Comparison
Net revenues were €194 million in the second quarter 2011, compared to €115 million in the second quarter 2010. Revenues in CI mainly contain recurring revenues from BHF-BANK and our consolidated investments in Maher Terminals and The Cosmopolitan of Las Vegas, which started its operation at the end of last year. In the current quarter, these recurring revenues were reduced by an impairment charge of €39 million related to our investment in Actavis. In the second quarter 2010, revenues included gains of €116 million related to our investment in Postbank and an impairment charge of €124 million on The Cosmopolitan of Las Vegas.
Noninterest expenses were €329 million in the second quarter 2011, compared to €208 million in the same period last year. This increase of €121 million was mainly driven by our consolidated investment in The Cosmopolitan of Las Vegas.
Loss before income taxes was €139 million in the second quarter 2011, compared to a loss before income taxes of €85 million in the second quarter 2010.

Deutsche Bank	Management Report	21
Interim Report as of June 30, 2011	Operating and Financial Review
2011 to 2010 Six Months Comparison
Net revenues were €374 million in the first six months of 2011, compared to €335 million in the first six months of 2010. This increase was mainly driven by recurring revenues from our consolidated investment in The Cosmopolitan of Las Vegas. In the first half of 2011, recurring revenues were partly offset by a share of net loss of €55 million in the first quarter from our investment in Actavis and the aforementioned impairment charge related to Actavis. CI’s revenues of the first six months of 2010 included gains of €263 million related to our investment in Postbank, partly offset by the aforementioned impairment charge on The Cosmopolitan of Las Vegas.
Noninterest expenses were €673 million in the first six months of 2011, compared to €364 million in the same period last year. This increase of €309 million was mainly related to our investment in The Cosmopolitan of Las Vegas.
Loss before income taxes was €304 million in the first half of 2011, compared to a loss before income taxes of €20 million in the first half of 2010.
Consolidation & Adjustments (C&A)

	Three months ended			Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Change in %	Jun 30, 2011	Jun 30, 2010	Change in %
Net revenues	(56)	(4)	N/M	(532)	(94)	N/M

Provision for credit losses	(0)	0	N/M	(0)	(0)	N/M

Noninterest expenses	41	(50)	N/M	7	39	(82)

Noncontrolling interests	(54)	(6)	N/M	(142)	(21)	N/M

Income (loss) before income taxes	(43)	53	N/M	(396)	(112)	N/M

N/M — Not meaningful
2011 to 2010 Three Months Comparison
Loss before income taxes in C&A was €43 million in the second quarter 2011, compared to an income of €53 million in the second quarter of the prior year. The current year quarter included a first-time accrual of €62 million for the first six months of 2011 for the German bank levy. For the full year 2011 the bank levy in Germany is expected to result in a total charge of €124 million. The decline compared to the prior year quarter also reflected higher litigation provisions, which were a net release in the prior year quarter. Partly offsetting these declines was a positive impact from noncontrolling interests, which are deducted from income before income taxes of the divisions and reversed in C&A. Noncontrolling interests significantly increased compared to the prior year quarter following the consolidation of Postbank. The effects from different accounting methods used for management reporting and IFRS were not significant in both the current and the prior year quarter.
2011 to 2010 Six Months Comparison
In the first half of 2011, loss before income taxes in C&A was €396 million compared to a loss of €112 million in the first six months of 2010. This development was mainly due to the negative impact from different accounting methods used for management reporting and IFRS recorded in the first quarter of 2011, which was primarily driven by a significant increase in short-term euro interest rates. In addition, the loss before income taxes in the first half of 2011 included the accrual for the German bank levy and the positive effect from the reversal of noncontrolling interests, both mentioned above.

Deutsche Bank	Management Report	22
Interim Report as of June 30, 2011	Operating and Financial Review
Financial Position
The table below shows information on our financial position.

in € m.	Jun 30, 2011	Dec 31, 2010
Cash and due from banks	20,741	17,157

Interest-earning deposits with banks	92,072	92,377

Central bank funds sold, securities purchased under resale agreements and securities borrowed	51,403	49,281

Trading assets	289,623	271,291

Positive market values from derivative financial instruments	554,958	657,780

Financial assets designated at fair value through profit or loss[1]	180,762	171,926

Loans	394,728	407,729

Brokerage and securities related receivables	147,127	103,423

Remaining assets	118,281	134,666

Total assets	1,849,695	1,905,630

Deposits	549,173	533,984

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	55,455	31,198

Trading liabilities	69,389	68,859

Negative market values from derivative financial instruments	542,232	647,195

Financial liabilities designated at fair value through profit or loss[2]	114,796	130,154

Other short-term borrowings	65,198	64,990

Long-term debt	159,866	169,660

Brokerage and securities related payables	160,592	116,146

Remaining liabilities	81,316	93,076

Total liabilities	1,798,017	1,855,262

Total equity	51,678	50,368

[1]	Includes securities purchased under resale agreements designated at fair value through profit or loss of €111,085 million and €108,912 million and securities borrowed designated at fair value through profit or loss of €33,596 million and €27,887 million as of June 30, 2011 and December 31, 2010, respectively.

[2]	Includes securities sold under repurchase agreements designated at fair value through profit or loss of €91,021 million and €107,999 million as of June 30, 2011 and December 31, 2010, respectively.
Assets and Liabilities
As of June 30, 2011, total assets were €1,850 billion. The decrease of €56 billion, or 3%, compared to December 31, 2010, was attributable to foreign exchange movements in particular resulting from shifts between the U.S. dollar and the euro.
The composition of the balance sheet was affected primarily by lower market values from derivative financial instruments, partly offset by increases in brokerage and securities related receivables as well as trading assets. Total liabilities were down by €57 billion to €1,798 billion.
Positive and negative market values from derivative financial instruments were down by €103 billion and €105 billion respectively, predominantly driven by increasing long-term interest rates during the first quarter. Brokerage and securities related receivables and payables were up €44 billion each, compared to December 31, 2010, as volumes increased over the course of the year from traditionally lower year-end levels.

Deutsche Bank	Management Report	23
Interim Report as of June 30, 2011	Operating and Financial Review
Trading assets and trading liabilities were higher by €18 billion and €1 billion, respectively. Financial positions designated at fair value through profit or loss were up €9 billion in assets and down €15 billion in liabilities, mainly from securities borrowed and securities sold under repurchase agreements, respectively.
Interest earning deposits with banks were virtually unchanged versus December 31, 2010. Loans decreased €13 billion to €395 billion, mainly due to foreign exchange effects. Deposits were up €15 billion, driven by increases in CB&S and from the reclassification of deposits held by BHF-BANK, which were previously classified as liabilities held for sale at year-end 2010. Long-term debt was €160 billion as of June 30, 2011, down €10 billion compared to December 31, 2010.
Balance Sheet Management
We manage our balance sheet on a Group level excluding Postbank and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function has the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio target definition, which is calculated using adjusted total assets and adjusted total equity figures.
Similarly Postbank follows a value-oriented financial management approach that includes balance sheet management.
As of June 30, 2011, our leverage ratio according to our target definition was 23, unchanged from the year-end 2010 level of 23 and below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 36 at June 30, 2011, compared to 38 at the end of 2010, in line with the decrease in total assets under IFRS. For a tabular presentation of our leverage ratios and the adjustments made for the values according to our target definition please see section “Leverage Ratio (Target Definition)” within “Other Information” of this Interim Report.
Equity
As of June 30, 2011, total equity was €51.7 billion, an increase of €1.3 billion or 3%, compared to €50.4 billion as of December 31, 2010. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of €3.3 billion, partly offset by net losses recognized in accumulated other comprehensive income of €1.3 billion and cash dividends paid of €691 million. The aforementioned net losses recognized in accumulated other comprehensive income were mainly driven by negative effects from exchange rates of €1.2 billion (especially in the U.S. dollar).

Deutsche Bank	Management Report	24
Interim Report as of June 30, 2011	Operating and Financial Review
Regulatory Capital
The Bank’s Tier 1 capital ratio was 14.0 % as of June 30, 2011, up from 12.3 % at the end of 2010. The Tier 1 capital ratio was positively impacted by the first half year results and by the reduction of risk-weighted assets. The core Tier 1 capital ratio, which excludes hybrid capital instruments, was 10.2 % as of June 30, 2011, compared to 8.7 % at the end of 2010. Tier 1 capital as of June 30, 2011, was €44.7 billion, €2.1 billion higher than at the end of 2010. Tier 1 capital increased by €3.3 billion net income attributable to Deutsche Bank shareholders, partially offset by foreign exchange rate effects of €1.1 billion. Risk-weighted assets were €320 billion as of June 30, 2011, €26 billion lower than at the end of 2010, largely reflecting reductions in credit risk as well as changes in foreign exchange rates.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7 issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent.
As of June 30, 2011 and December 31, 2010 the carrying value of reclassified assets was €22.6 billion and €26.7 billion, respectively, compared with a fair value of €20.6 billion and €23.7 billion as of June 30, 2011 and December 31, 2010, respectively. These assets are predominantly held in CB&S.
During the first six months of 2011 we sold reclassified assets with a carrying value of €947 million (€1.3 billion for the same period in 2010). The sales resulted in net gains of €24 million (no net gain or loss for the six months ended June 30, 2010). Sales were made due to circumstances that were not foreseen at the time of reclassification.
Please refer to the section “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” on page 66 for additional information on the impact of reclassification.

Deutsche Bank	Management Report	25
Interim Report as of June 30, 2011	Operating and Financial Review
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers). These positions are those that significantly impacted the performance of CB&S during the recent financial crisis. In addition to these CB&S positions, we have also provided information about positions acquired from Postbank where relevant.

Mortgage related exposure in our CDO trading, U.S. and European residential mortgage businesses[1,2]	Jun 30, 2011			Mar 31, 2011
		Hedges			Hedges
		and other			and other
	Gross	protection		Gross	protection
in € m.	exposure	purchased	Net exposure	exposure	purchased	Net exposure
Subprime exposure in trading businesses [3] :
CDO subprime exposure — Trading	335	137	198	411	166	245

Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[4,5,6]	2,813	2,582	231	3,553	2,877	676
European residential mortgage business exposure	158	—	158	165	—	165

[1]	Disclosure relates to key credit market positions exposed to fair value movements.

[2]	Net exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. Excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of June 30, 2011 of €1.5 billion (which includes European residential mortgage exposure €956 million, Other U.S. residential mortgage exposure €282 million, CDO subprime exposure — Trading €303 million) and as of March 31, 2011 of €1.6 billion (which includes European residential mortgage exposure €984 million, Other U.S. residential mortgage exposure €301 million, CDO subprime exposure — Trading €320 million).

[3]	In determining subprime, we apply industry standard criteria including FICO (credit quality) scores and loan-to-value ratios. In limited circumstances, we also classify exposures as subprime if 50 % or more of the underlying collateral is home equity loans which are subprime.

[4]	Analysis excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions, which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower prepayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

[5]	Thereof €(243) million Alt-A, €10 million Subprime, €44 million Other and €420 million Trading-related net positions as of June 30, 2011, and €(219) million Alt-A, €4 million Subprime, €65 million Other and €826 million Trading-related net positions as of March 31, 2011. Alt-A loans are loans made to borrowers with generally good credit, but with non-conforming underwriting ratios or other characteristics that fail to meet the standards for prime loans. These include lower FICO scores, higher loan-to-value ratios and higher percentages of loans with limited or no documentation.

[6]	The reserves included in the Other U.S residential mortgage business disclosure factor in a calculation of counterparty credit risk valuation adjustment. This better reflects the fair value of the instruments underlying the exposure. As of June 30, 2011, this adjustment resulted in a reduction to the net exposure of €274 million to €231 million. For March 31, 2011, this adjustment resulted in a reduction to the net exposure of €258 million to €676 million.
Hedges of our mortgage related exposure consist of a number of different market instruments, including protection provided by monoline insurers, single name credit default swap contracts with market counterparties and index-based contracts.
In addition to these CB&S positions, at June 30, 2011, Postbank had exposure to European commercial mortgage-backed securities of €139 million as well as residential mortgage-backed securities of €384 million (which includes €368 million in Europe, €14 million in U.S). At March 31, 2011, Postbank had exposure to European commercial mortgage-backed securities of €161 million as well as residential mortgage-backed securities of €395 million (which included €367 million in Europe, €26 million in U.S).
In addition, Postbank had exposure to non-corporate CDOs of €68 million where the underlying assets include both commercial mortgage-backed securities and residential mortgage-backed securities. These positions are classified as loans and receivables and available for sale. At March 31, 2011, Postbank had exposure to non-corporate CDOs of €75 million.

Deutsche Bank	Management Report	26
Interim Report as of June 30, 2011	Operating and Financial Review
Ocala Funding LLC: We own 71.4 % of the commercial paper issued by Ocala Funding LLC (Ocala), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (TBW), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. We classify the commercial paper as a trading asset and measure it at fair value through profit or loss. As of June 30, 2011, the total notional value of the commercial paper issued by Ocala which was held by the Group was €828 million. As a result of TBW filing for bankruptcy and based on information available at the time, we recognized a fair value loss of approximately €350 million for 2009 related to the Ocala commercial paper. Based on information and certain management assumptions related to the eligibility of claims raised against the bankruptcy administrators, we recognized a fair value loss in 2010 of approximately €360 million. As a result of further information we obtained on the TBW estate, we recognized a further fair value loss in the first quarter of 2011 of €32 million.

Monoline exposure
related to U.S. residential mortgages[1,2]	Jun 30, 2011				Mar 31, 2011
		Fair value prior to		Fair value after		Fair value prior to		Fair value after
in € m.	Notional amount	CVA[3]	CVA[3]	CVA[3]	Notional amount	CVA[3]	CVA[3]	CVA[3]
AA Monolines[4]:
Other subprime	114	52	(14)	38	126	51	(6)	45
Alt-A	3,481	1,288	(258)	1,030	3,698	1,231	(246)	985

Total AA Monolines	3,595	1,340	(272)	1,068	3,824	1,282	(252)	1,030

[1]	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of €61 million as of June 30, 2011 and €69 million as of March 31, 2011, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

[3]	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with the primary input factors being credit default swap spreads, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of June 30, 2011 and March 31, 2011.

Deutsche Bank	Management Report	27
Interim Report as of June 30, 2011	Operating and Financial Review

Other Monoline exposure[1,2]	Jun 30, 2011				Mar 31, 2011
		Fair value prior to		Fair value after		Fair value prior to		Fair value after
in € m.	Notional amount	CVA[3]	CVA[3]	CVA[3]	Notional amount	CVA[3]	CVA[3]	CVA[3]
AA Monolines[4]:
TPS-CLO	2,516	641	(119)	522	2,612	673	(83)	590
CMBS	993	22	(7)	15	1,015	14	(2)	12
Corporate single name/Corporate CDO	—	—	—	—	564	—	—	—
Student loans	270	40	(13)	27	276	18	(2)	16
Other	850	196	(91)	105	872	189	(23)	166

Total AA Monolines	4,629	899	(230)	669	5,339	894	(110)	784

Non Investment Grade Monolines[4]:
TPS-CLO	588	133	(40)	93	609	144	(35)	109
CMBS	5,607	494	(196)	298	5,707	471	(232)	239
Corporate single name/Corporate CDO	2,004	8	(2)	6	2,047	12	(6)	6
Student loans	1,188	406	(181)	225	1,216	451	(259)	192
Other	1,170	169	(59)	110	1,203	194	(81)	113

Total Non Investment Grade Monolines	10,557	1,210	(478)	732	10,782	1,272	(613)	659

Total	15,186	2,109	(708)	1,401	16,121	2,166	(723)	1,443

[1]	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of €52 million as of June 30, 2011, and €60 million as of March 31, 2011, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

[3]	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with the primary input factors being credit default swap spreads, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of June 30, 2011, and March 31, 2011.
As of June 30, 2011, and March 31, 2011, the total credit valuation adjustments held against monoline insurers were €980 million and €975 million, respectively.

Commercial Real Estate whole loans[1]
in € m.	Jun 30, 2011	Mar 31, 2011
Loans held on a fair value basis, net of risk reduction[2]	3,388	2,016

Loans reclassified in accordance with the amendments to IAS 39[3]	4,483	4,847

Loans related to asset sales[4]	1,673	2,007

Loans acquired from Postbank[3]	14,812	15,524

[1]	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

[2]	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to €178 million as of June 30, 2011, and €650 million as of March 31, 2011.

[3]	Carrying value.

[4]	Carrying value of vendor financing on loans sold since January 1, 2008.

Leveraged Finance[1]
in € m.	Jun 30, 2011	Mar 31, 2011
Loans held on a fair value basis	1,056	1,065

thereof: loans entered into since January 1, 2008	1,020	1,028

Loans reclassified in accordance with the amendments to IAS 39[2]	961	1,203

Loans related to asset sales[3]	4,553	4,661

[1]	Includes unfunded commitments and excludes loans transacted before January 1, 2007, which were undertaken before the market disruption and loans that have been held on our hold book since inception.

[2]	Carrying value.

[3]	Carrying value of vendor financing on loans sold since January 1, 2008.

Deutsche Bank	Management Report	28
Interim Report as of June 30, 2011	Operating and Financial Review
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
We consolidate some SPEs for both financial reporting and German regulatory purposes. In all other cases we hold regulatory capital, as appropriate, against SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note 01 “Significant Accounting Policies” of our Financial Report 2010.
Total Assets in Consolidated SPEs
These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 25 of this Interim Report.

Jun 30, 2011	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	—	401	10,967	—	31	11,399

Group sponsored securitizations	2,836	264	1,242	18	27	4,387

Third party sponsored securitizations	209	—	475	12	135	831

Repackaging and investment products	6,144	1,011	193	1,156	571	9,075

Mutual funds	4,780	—	—	220	374	5,374

Structured transactions	2,546	103	5,220	44	309	8,222

Operating entities	1,584	3,470	2,921	86	3,209	11,270

Other	171	409	342	68	364	1,354

Total	18,270	5,658	21,360	1,604	5,020	51,912	[2]

[1]	Fair value of derivative positions was €505 million.

[2]	Decrease in total assets is mainly due to the maturity of certain facilities across all categories during the period.

Deutsche Bank	Management Report	29
Interim Report as of June 30, 2011	Operating and Financial Review

Mar 31, 2011	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	—	411	12,722	—	29	13,162

Group sponsored securitizations	3,195	307	1,252	13	24	4,791

Third party sponsored securitizations	188	—	488	2	17	695

Repackaging and investment products	6,252	1,056	197	1,701	621	9,827

Mutual funds	5,027	—	—	315	373	5,715

Structured transactions	2,753	204	5,289	53	409	8,708

Operating entities	1,564	3,386	3,017	98	3,421	11,486

Other	991	395	299	144	308	2,137

Total	19,970	5,759	23,264	2,326	5,202	56,521

[1]	Fair value of derivative positions was €482 million.
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this Interim Report on page 25.

Maximum unfunded exposure remaining
in € bn.	Jun 30, 2011	Mar 31, 2011
Category:
Group sponsored ABCP conduits	2.1	2.1

Third party ABCP conduits	1.9	2.0

Third party sponsored securitizations
U.S.	1.2	1.3
non-U.S.	1.1	1.1

Guaranteed mutual funds	9.6	9.3

Real estate leasing funds	0.8	0.8

Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Deutsche Bank	Management Report	30
Interim Report as of June 30, 2011	Events after the Reporting Date
Supervisory Board
The term of office of Sir Peter Job ended upon conclusion of the General Meeting on May 26, 2011. At this General Meeting, Katherine Garrett-Cox, Chief Executive Officer of Alliance Trust PLC, was elected to the Supervisory Board of Deutsche Bank AG for a term of five years.
Significant Transactions
On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe for newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”). Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased Deutsche Bank’s existing equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital.
The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which resulted in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011.
The equity method of accounting has been applied from February 11, 2011.
This transaction affects our current and future results. For further details please refer to the section “Other Financial Information” of this Interim Report.
Events after the Reporting Date
On July 19, 2011, the UK Finance Act 2011 was enacted which includes rules for a UK bank levy.
On July 21, 2011, the Private Sector Initiative to support Greece was announced. This involves a voluntary exchange of existing Greek government bonds into a combination of four instruments together with a Greek Buyback Facility.
We are currently assessing the potential consequences for both of the above matters.

Deutsche Bank	Management Report	31
Interim Report as of June 30, 2011	Risk Report
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles and organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework, which has remained principally unchanged, can be found in our Financial Report 2010. Further details on selected exposures pertinent to those asset classes most affected by the market dislocations during the credit crisis are disclosed in the section “Update on Key Credit Market Exposures” included within this report beginning on page 25.
Effective December 3, 2010, Deutsche Bank consolidated Deutsche Postbank Group (“Postbank”). The following section on qualitative and quantitative risk disclosures provides information on the risk profile of Deutsche Bank Group, after consolidation of Postbank. In particular, the quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates June 30, 2011 and December 31, 2010 as well as for the reporting period of the first six months 2011. In the limited instances where a consolidated view has not been presented, a separate Postbank risk disclosure or applicable qualitative commentary is provided where appropriate.
Postbank currently conducts its own risk management activities under its own statutory responsibilities. Deutsche Bank Group provides advisory services to Postbank with regard to specific risk management areas. We intend to increase the convergence of risk management principles across Deutsche Bank Group and Postbank over time. This also responds to regulatory requirements that are applicable to Deutsche Bank AG as the parent company of the combined group.
Credit Exposure
We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.
—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Deutsche Bank	Management Report	32
Interim Report as of June 30, 2011	Risk Report
Corporate Credit Exposure
The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

Corporate credit exposure
credit risk profile			Irrevocable lending
by creditworthiness category	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
	Jun 30,	Dec 31,	Jun 30,	Dec 31,	Jun 30,	Dec 31,	Jun 30,	Dec 31,	Jun 30,	Dec 31,
in € m.	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
AAA–AA	52,206	62,603	22,519	23,068	5,800	7,334	23,938	23,967	104,463	116,972

A	43,657	48,467	33,326	31,945	21,827	21,318	14,648	16,724	113,458	118,454

BBB	54,658	56,096	35,620	36,542	19,487	20,391	7,938	8,408	117,703	121,437

BB	44,557	44,809	20,928	22,083	13,350	11,547	6,801	7,905	85,636	86,344

B	13,819	12,594	7,688	7,775	4,710	5,454	3,202	2,960	29,419	28,783

CCC and below	17,404	17,425	2,280	2,467	1,993	2,012	1,495	2,341	23,172	24,245

Total	226,301	241,994	122,361	123,880	67,167	68,056	58,022	62,305	473,851	496,235

[1]	Includes impaired loans mainly in category CCC and below amounting to €4.5 billion as of June 30, 2011 and €3.6 billion as of December 31, 2010.

[2]	Includes irrevocable lending commitments related to consumer credit exposure of €9.2 billion as of June 30, 2011 and €8.6 billion as of December 31, 2010.

[3]	Includes the effect of netting agreements and cash collateral received where applicable.
The above table shows an overall decrease in our corporate credit exposure amounting to €22 billion or 5 % which primarily reflects a reduction of loans by €16 billion and which was significantly due to foreign exchange rate changes. The reduction in loans included a decrease of €2.1 billion in the loans reclassified to loans and receivables in accordance with IAS 39.
Credit Risk Exposure to Certain European Countries
The following table provides an overview of our sovereign credit risk exposure to certain European countries. The analysis is based on IFRS carrying amounts with further adjustments, such as with respect to securities netting, master netting and collateral arrangements for derivatives as well as hedging, to arrive at a net exposure view.

	Jun 30, 2011				Dec 31, 2010
				Memo Item:				Memo Item:
		Net Notional		Net fair value		Net Notional		Net fair value
	Direct	of CDS		of CDS	Direct	of CDS		of CDS
	sovereign	referencing	Net sovereign	referencing	sovereign	referencing	Net sovereign	referencing
in € m.	exposure[1]	sovereign debt	exposure	sovereign debt[2]	exposure[1]	sovereign debt	exposure	sovereign debt[2]
Greece	1,052	102	1,154	(117)	1,510	91	1,601	(69)

Ireland	335	(39)	296	(49)	353	(116)	237	(53)

Italy	(1,578)	2,574	996	61	3,482	4,529	8,011	(12)

Portugal	258	(105)	153	(21)	111	(123)	(12)	(32)

Spain	722	348	1,070	(20)	2,109	174	2,283	(75)

Total	789	2,880	3,669	(146)	7,565	4,555	12,120	(241)

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans.

[2]	The amounts reflect the net fair value (i.e. counterparty credit risk) in relation to credit default swaps referencing sovereign debt of the respective country.
The above mentioned direct sovereign exposure included the carrying value of loans which, as of June 30, 2011, amounted to €21 million for Greece, €641 million for Italy and €777 million for Spain and, as for December 31, 2010 amounted to €162 million for Greece, €864 million for Italy and €969 million for Spain.

Deutsche Bank	Management Report	33
Interim Report as of June 30, 2011	Risk Report
The overall reductions compared to year-end 2010 reflect targeted risk reductions, paydowns and fair value changes from market price movements within the first half of 2011.
The following table provides an overview of the fair value of our sovereign credit risk exposure to certain European countries classified as financial assets/liabilities at fair value through profit or loss.

	Jun 30, 2011			Dec 31, 2010
		Fair value of			Fair value of
		derivatives with			derivatives with
		sovereign	Total fair value		sovereign	Total fair value
	Fair value of	counterparties	of sovereign	Fair value of	counterparties	of sovereign
in € m.	sovereign debt	(net position)[1]	exposures	sovereign debt	(net position)[1]	exposures
Greece	296	—	296	233	—	233

Ireland	142	8	149	135	—	135

Italy[2]	(4,886)	1,948	(2,938)	(3,415)	1,970	(1,445)

Portugal	103	115	218	(52)	113	61

Spain	(275)	23	(252)	136	24	160

Total	(4,620)	2,094	(2,527)	(2,963)	2,107	(856)

[1]	Includes the impact of master netting and collateral arrangements.

[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.
The following table provides an overview of our sovereign credit risk exposure to certain European countries classified as financial assets available for sale.

	Jun 30, 2011			Dec 31, 2010
			Accumulated			Accumulated
			impairment losses			impairment losses
	Fair value of	Original carrying	recognized in	Fair value of	Original carrying	recognized in
in € m.	sovereign debt	amount[1]	net income	sovereign debt	amount[1]	net income
Greece	735	867	(108)	1,115	1,114	—

Ireland	186	213	—	218	218	—

Italy	719	733	—	4,063	4,074	—

Portugal	39	49	—	50	51	—

Spain	196	194	—	979	937	—

Total	1,876	2,056	(108)	6,426	6,394	—

[1]	For positions acquired as part of the acquisition of Postbank on December 3, 2010, the original carrying amount reflects the fair value of those positions at that date.

Deutsche Bank	Management Report	34
Interim Report as of June 30, 2011	Risk Report
Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the annualized net provisions charged, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

in € m.			90 days or more past due		Net credit costs
(unless stated otherwise)	Total exposure		as a % of total exposure[1]		as a % of total exposure[2]
	Jun 30, 2011	Dec 31, 2010	Jun 30, 2011	Dec 31, 2010	Jun 30, 2011	Dec 31, 2010
Consumer credit exposure Germany:	132,962	130,317	1.00%	0.83%	0.53%	0.56%
Consumer and small business financing	19,813	19,055	2.09%	2.11%	1.55%	1.92%
Mortgage lending	113,148	111,262	0.82%	0.61%	0.35%	0.20%

Consumer credit exposure outside Germany	38,956	38,713	3.68%	3.27%	0.70%	0.86%

Total consumer credit exposure[3]	171,917	169,030	1.61%	1.39%	0.57%	0.66%

[1]	As the acquired Postbank loans were initially consolidated at their fair values with a new cash flow expectation, the contractual past due status of acquired loans is not considered for disclosure purposes. Accordingly, the overall 90 days or more past due ratio for December 31, 2010, reduced when calculated for the combined portfolio compared to ratios for Deutsche Bank excluding Postbank as disclosed in our Financial Report 2010. Acquired Postbank loans becoming 90 days or more past due since acquisition are not offset by acquired Postbank loans with an improved past due status which predominantly determines the overall increase of the reported ratios.

[2]	Ratios for December 31, 2010 refer to Deutsche Bank Group excluding immaterial provisions at Postbank since consolidation, while ratios for June 30, 2011 refer to Deutsche Bank Group including Postbank. Increases in the present value of acquired loans, representing releases of allowances for credit losses established prior to their consolidation at the consolidated entities, are not included but recorded through other interest income (for detailed description see next section “Problem Loans and IFRS Impaired Loans”). Taking such amounts into account, the net credit costs as a percentage of total exposure would amount to 0.45 % as of June 30, 2011.

[3]	Includes impaired loans amounting to €3.2 billion as of June 30, 2011 and €2.7 billion as of December 31, 2010.
The volume of our total consumer credit exposure increased by €2.9 billion, or 1.7%, from year-end 2010 to June 30, 2011. This increase included net exposure increases of €1.1 billion for Postbank, where increases of €2.2 billion in Germany were partially offset by reductions of €1.1 billion outside Germany mainly driven by a deconsolidation. The increase in Germany principally reflected a changed allocation of exposures from the Corporate Credit Exposure to the Consumer Credit Exposure.
The volume of our consumer credit exposure excluding Postbank rose by €1.8 billion, or 1.9%, from year-end 2010 to June 30, 2011, driven by our mortgage lending activities, with volume growth of our portfolio in Germany (up €406 million) as well as outside Germany (up €1.4 billion) with strong growth in Italy (up €452 million), Portugal (up €366 million), Poland (up €328 million) as well as in Spain (up €244 million). Measures taken on a portfolio level led to a significant reduction of net credit costs in Poland, while they declined in Germany predominantly due to the sale of a portfolio in the first quarter 2011. Excluding Postbank the net credit costs as percentage of total exposure declined to 0.53 % of total exposure from 0.66 % of total exposure at December 31, 2010.

Deutsche Bank	Management Report	35
Interim Report as of June 30, 2011	Risk Report
Problem Loans and IFRS Impaired Loans
Our problem loans consist mainly of impaired loans. We consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively. The second component of our problem loans are nonimpaired loans, where no impairment loss is recorded but where either known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or where the loans are 90 days or more past due but for which the accrual of interest has not been discontinued. We continue to monitor and report our problem loans in line with SEC industry guidance and categorize them as nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings.
As a result of acquisitions we acquired certain loans for which a specific allowance had been established beforehand by the acquired entity. Such loans were recognized in our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, we do not consider them to be impaired or problem loans.
Loan loss allowances established for acquired loans prior to their consolidation have not been consolidated into our loan loss allowances. Instead, these loan loss allowances have been considered in determining the fair value representing the cost basis of the newly consolidated loans. Subsequent improvements in the credit quality of these loans are reflected as an appreciation in their carrying value with a corresponding gain recognized in other interest income. Loan loss allowances established for acquired loans after their consolidation, however, are included in our provision for credit losses and loan loss allowances.

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Interim Report as of June 30, 2011	Risk Report
The following two tables show the breakdown of our problem loans and IFRS impaired loans.

Jun 30, 2011	Impaired loans			Nonimpaired problem loans			Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	1,508	2,986	4,494	362	1,933	2,295	6,789

Nonaccrual loans	1,404	2,309	3,713	131	1,119	1,250	4,963

Loans 90 days or more past due and still accruing	—	—	—	57	48	105	105

Troubled debt restructurings	104	677	781	174	766	940	1,721

Collectively assessed	1,341	1,814	3,155	616	118	734	3,889

Nonaccrual loans	1,341	1,691	3,032	—	—	—	3,032

Loans 90 days or more past due and still accruing	—	—	—	460	97	557	557

Troubled debt restructurings	—	123	123	156	21	177	300

Total problem loans	2,849	4,800	7,649	978	2,051	3,029	10,678

thereof: IAS 39 reclassified problem loans	32	816	848	—	967	967	1,815

Dec 31, 2010	Impaired loans			Nonimpaired problem loans			Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	996	2,556	3,552	239	1,635	1,874	5,426

Nonaccrual loans	902	2,374	3,276	153	897	1,051	4,327

Loans 90 days or more past due and still accruing	—	—	—	36	8	44	44

Troubled debt restructurings	94	182	276	50	729	779	1,055

Collectively assessed	1,010	1,703	2,713	267	29	296	3,009

Nonaccrual loans	1,009	1,583	2,591	—	—	—	2,591

Loans 90 days or more past due and still accruing	—	—	—	252	5	258	258

Troubled debt restructurings	1	120	121	15	24	38	160

Total problem loans	2,006	4,258	6,265	506	1,664	2,170	8,435

thereof: IAS 39 reclassified problem loans	84	1,150	1,234	—	979	979	2,213

Our total problem loans increased by €2.2 billion or 27 % during the first six months of 2011 due to a €3.1 billion gross increase of problem loans, partially offset by charge-offs of €639 million and a €173 million decrease as a result of exchange rate movements. The increase in our total problem loans was driven by loans acquired from Postbank (€1.7 billion) due to the fact that all Postbank’s loans that were nonperforming at consolidation have been consolidated at their fair value as performing loans with the effect that a further deterioration of credit quality increased the level of problem loans, whereas improvements in credit quality or charge-offs of loans for which allowances were established prior to their consolidation did not offset the increases.
Individually assessed impaired loans increased by €942 million due to gross increases of €1.4 billion, partially offset by charge-offs of €366 million and €130 million of exchange rate movements. Our collectively assessed impaired loans increased by €443 million as gross increases of €724 million were partially offset by €273 million charge-offs and €8 million of exchange rate movements. The increase of our individually and collectively assessed impaired loans was driven by new problem loans at Postbank from a Group perspective. These effects led to a total increase in impaired loans by €1.4 billion or 22%. Nonimpaired problem loans increased by €859 million due to a number of loans which we designated as defaulted, but for which we did not expect to incur a loss, mainly due to collateralization.

Deutsche Bank	Management Report	37
Interim Report as of June 30, 2011	Risk Report
Our problem loans included €1.8 billion of loans among the loans that had been reclassified to loans and receivables in accordance with IAS 39. For these loans we recorded decreases in problem loans of €397 million which were driven by charge-offs of €210 million, a €94 million decrease as a result of exchange rate movements and gross decreases of €93 million.
Allowance for Credit Losses
We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.
The following table provides a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for loan losses	Six months ended Jun 30, 2011			Six months ended Jun 30, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	1,643	1,653	3,296	2,029	1,314	3,343

Provision for loan losses	412	434	846	247	279	526

Net charge-offs	(350)	(195)	(545)	(191)	(198)	(389)
Charge-offs	(366)	(273)	(639)	(212)	(250)	(462)
Recoveries	16	78	94	21	52	73

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(71)	(35)	(106)	49	13	62

Balance, end of period	1,633	1,857	3,491	2,134	1,408	3,542

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for off-balance
sheet positions	Six months ended Jun 30, 2011			Six months ended Jun 30, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	108	110	218	83	124	207

Provision for off-balance sheet positions	2	(11)	(9)	(15)	(5)	(20)

Usage	—	—	—	—	—	—

Changes in the group of consolidated companies	—	—	—	9	—	9

Exchange rate changes	(1)	(6)	(7)	—	13	13

Balance, end of period	109	93	202	77	132	209

During the first six months of 2011, provision for credit losses was €837 million, versus €506 million in the first six months of 2010. In PCAM, provision for credit losses was €671 million, versus €346 million in the first six months of 2010, predominantly driven by a contribution of €388 million from Postbank. The Postbank provisions exclude releases of loan loss allowances recorded prior to consolidation amounting to €200 million which are included in net interest income. Excluding Postbank, provisions for credit losses were lower by €63 million compared to the same period last year, mainly driven by Consumer Finance in Germany and Poland as well as measures taken in prior years to reduce provision for credit losses. In CIB, provision for credit losses was €160 million, thereof €100 million related to assets reclassified to loans and receivables in accordance with IAS 39, versus €167 million in the first six months of 2010. This decrease was driven

Deutsche Bank	Management Report	38
Interim Report as of June 30, 2011	Risk Report
primarily by lesser charges taken in respect of the aforementioned reclassifications partially offset by increases within GTB driven by the commercial banking activities acquired in the Netherlands.
Market Risk of Trading Units excluding Postbank
The following table shows the value-at-risk of the trading units of the Corporate & Investment Bank Group Division calculated with a 99 % confidence level and a one-day holding period excluding the value-at-risk of Postbank which is currently not yet integrated into the value-at-risk of Deutsche Bank Group. Our trading market risk outside of these units excluding Postbank is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of trading
units excluding
Postbank[1]	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Average[1]	77.9	95.6	(68.5)	(48.6)	83.1	86.8	23.0	21.9	27.2	22.9	13.2	12.7

Maximum[1]	94.3	126.4	(88.6)	(88.5)	109.0	113.0	37.6	33.6	47.4	46.4	24.3	21.2

Minimum[1]	68.8	67.5	(50.1)	(26.4)	62.6	65.8	15.6	13.6	15.6	10.8	7.0	6.2

Period-end[2]	71.7	70.9	(68.9)	(70.1)	71.5	77.4	16.0	21.3	39.0	29.0	14.0	13.3

1	Amounts show the bands within which the values fluctuated during the period January 1, 2011, to June 30, 2011 and the full year 2010, respectively.

2	Amounts for 2011 as of June 30, 2011 and figures for 2010 as of December 31, 2010.
Value-at-risk as of June 30, 2011 remained stable compared to December 31, 2010, with risk mainly driven by core flow businesses. During the first six months of 2011 our trading units achieved a positive actual income for 98 % of the trading days compared to 92 % in 2010.
Market Risk of Trading Book at Postbank
The following table shows the value-at-risk of Postbank’s trading book separately calculated with a 99 % confidence level and a one-day holding period.

Value-at-risk of Trading
Book at Postbank	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Period-end[1]	1.9	2.0	(0.1)	(0.0)	1.9	2.0	0.1	0.2	0.0	0.0	—	—

1	Amounts for 2011 as of June 30, 2011 and figures for 2010 as of December 31, 2010.
The value-at-risk of the trading book at Postbank remained during the first six months of 2011 within a band between € 1.1 million and € 8.2 million, driven predominantly by interest rate risk. The average value-at-risk in this period was € 2.3 million.

Deutsche Bank	Management Report	39
Interim Report as of June 30, 2011	Risk Report
Liquidity Risk
The following table shows the composition of our external funding sources that contribute to the liquidity risk position as of June 30, 2011 and December 31, 2010, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources
in € bn. (unless stated otherwise)	Jun 30, 2011		Dec 31, 2010
Capital Markets and Equity[1]	206	19%	213	20%

Retail[1]	278	26%	274	25%

Transaction Banking[1]	133	12%	141	13%

Other Customers[1,2]	123	11%	112	10%

Discretionary Wholesale	113	10%	104	10%

Secured Funding and Shorts	212	20%	202	19%

Financing Vehicles[3]	23	2%	29	3%

Total external funding	1,088	100%	1,075	100%

[1]	Sponsored loans (e.g. from Kreditanstalt für Wiederaufbau and European Investment Bank) in the amount of €4 billion, which were originally included in Capital Markets and Equity for December 31, 2010, are reflected under Other Customers. Following a revised allocation of Postbank liabilities to funding buckets implemented during second quarter 2011, €5 billion and €6 billion were reallocated from Capital Markets and Equity and Retail, respectively, to Transaction Banking. Values for December 31, 2010, shown above have been adjusted accordingly.

[2]	Other Customers includes fiduciary, self-funding structures (e.g., X-markets), margin/prime brokerage cash balances (shown on a net basis).

[3]	Includes ABCP conduits.
Reference: Reconciliation to total balance sheet: Derivatives & settlement balances €644 billion (€706 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) €53 billion (€61 billion), other non-funding liabilities €64 billion (€63 billion) for June 30, 2011 and December 31, 2010 respectively.
The reduction in funding from transaction banking operations reflected fluctuations over the reporting dates and the impact from foreign exchange rate movements during the reporting period as well as effects from the rebalancing of client portfolios which have increased the quality of the overall deposit base. The volume of capital markets issuance outstanding has slightly decreased as a result of contractual maturities as well as foreign exchange rate movements during the reporting period. The higher volume of discretionary wholesale funding during the first six months of 2011 was used to further increase our liquidity reserves. Regular stress test analyses seek to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress.
Capital Management
The 2010 Annual General Meeting granted our management board the authority to buy back up to 62.1 million shares before the end of November 2014. Thereof 31.0 million shares can be purchased by using derivatives.
During the period from the 2010 Annual General Meeting (May 27, 2010) until the 2011 Annual General Meeting (May 26, 2011), 28.5 million shares were purchased, of which 0.5 million were purchased via sold put options which were executed by the counterparty at maturity date. 22.0 million of the shares purchased were used for equity compensation purposes and 6.5 million shares were used to increase our Treasury position for future equity compensation. 9.8 million shares were purchased from January 1, 2011 until May 26, 2011, none of which via sold put options. In addition, 10.0 million physically settled call options were purchased in February and March 2011 to hedge existing equity compensation awards. These call options have an average strike price of €55.12, a remaining maturity of more than 18 months and were purchased under the above mentioned authorization from the Annual General Meeting to buy back shares by using derivatives. As of the 2011 Annual General Meeting on May 26, 2011, the number of shares held in Treasury from buybacks totaled 7.6 million.

Deutsche Bank	Management Report	40
Interim Report as of June 30, 2011	Risk Report
The 2011 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2015. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2010 Annual General Meeting. During the period from the 2011 Annual General Meeting until June 30, 2011, 10.5 million shares were purchased, thereof none via sold put options. As of June 30, 2011, the number of shares held in Treasury from buybacks totaled 18.1 million.
Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of June 30, 2011, amounted to €12.1 billion compared to €12.6 billion as of December 31, 2010. This decrease was mainly due to foreign exchange effects of the weakened U.S. dollar on our U.S. dollar denominated hybrid Tier 1 capital. During the first six months of 2011 we neither raised nor redeemed any hybrid Tier 1 capital.
In the first six months of 2011, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). Qualified subordinated liabilities as of June 30, 2011 amounted to €9.7 billion compared to €10.7 billion as of December 31, 2010. Profit participation rights amounted to €1.2 billion, unchanged from December 31, 2010. Cumulative preferred securities amounted to €300 million as of June 30, 2011, virtually unchanged from December 31, 2010.
Overall Risk Position
The table below shows our overall risk position as measured by the economic capital requirement calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital requirement by risk type
in € m.	Jun 30, 2011	Dec 31, 2010
Credit risk	11,448	12,785

Market Risk	13,396	13,160
Trading market risk	6,463	6,420
Nontrading market risk	6,933	6,740

Operational risk	3,630	3,682

Diversification benefit across credit, market and operational risk	(3,491)	(3,534)

Economic capital requirement for credit, market and operational risk	24,983	26,093

Business risk	1,014	1,085

Total economic capital requirement	25,997	27,178

As of June 30, 2011, our economic capital requirement totaled €26.0 billion, which is €1.2 billion, or 4%, below the €27.2 billion economic capital requirement as of December 31, 2010. The lower overall economic capital requirement primarily reflected decreases in credit risk. The economic capital requirement for credit risk decreased by €1.3 billion in the first six months of 2011 largely driven by exposure reductions, mainly in relation to Postbank, as well as the impact from regular parameter recalibrations. The economic capital requirement for nontrading market risk increased by €193 million as of June 30, 2011, mainly due to increased structural FX risk positions and methodology changes.

Deutsche Bank	Management Report	41
Interim Report as of June 30, 2011	Risk Report
Internal Capital Adequacy
As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below.

in € bn.
(unless stated otherwise)	Jun 30, 2011	Dec 31, 2010
Capital Supply
Adjusted Active Book Equity[1]	49,689	48,304
Deferred Tax Assets[2]	(2,210)	(2,809)
IAS 39 Fair Value adjustments	(1,947)	(2,974)
Dividend accruals	348	697
Noncontrolling interests	1,624	1,549
Hybrid Tier 1 capital instruments	12,141	12,593
Tier 2 capital instruments[3]	12,408	12,610

Capital Supply	72,052	69,971

Capital Demand
Economic Capital Requirement	25,997	27,178
Intangibles	14,883	15,594

Capital Demand	40,880	42,772

Internal Capital Adequacy Ratio	176%	164%

1	Active Book Equity adjusted for unrealized net gains (losses) on financial assets available for sale, net of applicable tax, and fair value gains on own credit-effect on own liabilities.

2	Excluding deferred tax assets on temporary differences.

3	Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.
A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 176 % as of June 30, 2011, compared to 164 % as of December 31, 2010, as the increase in capital supply driven by higher adjusted active book equity and reduced deduction items and the reduction in capital demand reflecting decreases in credit risk developed in favor of the ratio.

Deutsche Bank	Management Report	42
Interim Report as of June 30, 2011	Outlook
Outlook
The Global Economy
The following section should be read in conjunction with the Outlook section in the Management Report of the Financial Report 2010.
We expect global economic growth to continue to slow temporarily over the course of the second half of 2011. Contributing factors are the reduced impulses of monetary policy and the restrictive fiscal policy, especially in the eurozone. After roughly 5 % in 2010, the global economy looks likely to expand by 4 % on average in 2011, and by 4.5 % next year.
While the U.S. economy should manage to grow by at least 2.5 % in 2011 and is expected to grow by 3.75 % in 2012, the eurozone will lag behind with growth rates of just 2 % and 1.5 % respectively. The peripheral countries of the eurozone face recessionary trends due to consolidation measures in both the public and private sectors. In Germany the economy is expected to grow by at least 3.25 % in 2011 and 2 % in 2012. The Japanese economy will shrink this year by 1.5 % as a result of the effects of the earthquake and tsunami, yet it is expected to grow by 2.5 % in 2012 as destroyed houses and factories are rebuilt. We are also expecting a slight dip in growth this year in the emerging market economies.
In 2011, global inflation could reach 4.25%. However, with oil prices unchanged, inflationary pressures should lessen over the course of the next year to 3.5 % on average. For 2011 we are expecting an inflation rate of 3.25 % in the U.S., 2.75 % in the eurozone and 2.5 % in Germany.
We expect the European Central Bank to raise its key interest rate to 1.75 % by the end of this year; the U.S. Federal Reserve is unlikely to make a rate change until 2012.
The Banking Industry
Regarding the banking sector, a number of factors which have shaped recent developments may also dominate during the next few months.
First, the uncertainty surrounding the European and the global sovereign debt crisis may continue. It remains to be seen whether those eurozone countries that have already received external support will succeed in complying with the associated austerity and reform requirements and help to calm financial markets. In addition, an agreement on raising the statutory debt ceiling and consolidating public finances in the U.S. is of utmost importance. Setbacks across all banking segments cannot be ruled out if governments fail to achieve the expected progress in dealing with their debt problems.
Second, the future economic and interest-rate development plays a crucial role in banks’ traditional lending and deposit business. The continuing accommodative monetary policy may lead to corporate credit demand rising slightly in the U.S. and parts of Europe. On the other hand, the unsatisfactory situation in labor and housing markets in many countries will probably slow mortgage demand from households. The start of the cycle of rising interest rates should have no meaningful consequences for lending and deposit volumes for now. However, the latter may suffer from a slow increase in investor risk appetite.

Deutsche Bank	Management Report	43
Interim Report as of June 30, 2011	Outlook
Third, progress in the regulatory debate will have a decisive impact. Particular attention is being focused on the concrete design of capital surcharges for systemically important banks, on possible further deviations and additions to the Basel III principles in individual countries and on the pan-European design of restructuring and insolvency regimes for failed large and complex banking institutions.
Although greater clarity has been reached about the regulation to be enacted for the German bank levy, bank levies continue to be discussed in a number of countries and their full impact on future years cannot yet be quantified with a reasonable degree of accuracy.
External influence on the banking sector is currently very strong, as highlighted by the tightened criteria for the European stress test, compared with that conducted last year, and the legal repercussions and litigations with respect to the bubble in the U.S. real estate market. Positive developments in the core banking environment, such as the continuing reduction in loan losses and the resulting further rise in profitability levels, are therefore likely to be overshadowed in the coming months.
The Deutsche Bank Group
On launching Phase 4 of our Management Agenda in 2009, Deutsche Bank published an ambitious target of €10 billion in pre-tax profits from our core businesses, CIB and PCAM, in the year 2011. This target included pre-tax profits of €6.4 billion from our Corporate Banking and Securities business (CB&S). Delivery of this target is predicated on certain assumptions about the operating environment which were clearly communicated with the launch of Phase 4 and are set out in detail in our 2010 Financial Report.
During the first half of 2011, actual development did not confirm all these environmental assumptions. The intensified European sovereign debt crisis led to investor uncertainty and thus to significantly lower volumes and revenues, especially in Corporate Banking & Securities. Our ambition to report income before income taxes of €6.4 billion in this segment may now be difficult to achieve and is dependent on swift and sustained resolution of the European sovereign debt crisis and a return to a significantly improved operating environment in the second half of 2011.
In this context, we see the most recent agreement reached by eurozone governments, the private sector and the IMF as a positive and constructive step. Furthermore, the performance of Deutsche Bank’s ‘classic’ banking businesses, Global Transaction Banking and PCAM, together with our successful delivery of more than half the targeted benefits from our efficiency program in the first half of 2011, give us confidence that our €10 billion pre-tax profit target from core businesses in 2011 remains in sight. We remain firmly focused on delivering on the stated objectives of our Management Agenda.
The Business Segments
As mentioned above, the outlook in Corporate Banking & Securities has deteriorated somewhat, as investor concerns over a European sovereign default and possible contagion effects have increased. As a result revenues in Sales and Trading from flow products such as foreign exchange, money markets, interest rate trading and cash equities may be adversely impacted by investor uncertainty and consequent lower volumes. Resolution of the European sovereign debt crisis could have a positive impact on investor sentiment and hence trading activity. Equity and debt issuance is expected to remain strong as companies continue to refinance and M&A activity, especially cross-border, should increase as firms reposition themselves.

Deutsche Bank	Management Report	44
Interim Report as of June 30, 2011	Outlook
In Global Transaction Banking, low interest rate levels will likely continue to impact net interest income in the near-term, but should be counterbalanced by the ongoing recovery of global trade volumes, cross-border payments, asset valuations and corporate actions.
In Asset and Wealth Management we expect the Asset Management business to continue to be influenced by the recovery in the equity markets that started in late 2009. Signs of a broad-based recovery in the real estate market should improve prospects in alternative investments. Conversely, revenues may come under pressure in the near-term if market volatility persists, weakening investor confidence. Private Wealth Management has achieved steady results during the first half of the year, and should continue to perform well despite a challenging macro-economic environment. Investment headwinds during the second quarter of 2011 led to a continued client preference for simpler products, as well as diminished transactional business; these trends may persist during months ahead. Nonetheless, our overall economic and business outlook remains positive as things have stabilized following the catastrophe in Japan, the political development in Arab countries, the surge in commodity prices and the overall slower than expected economic recovery. Overall, global wealth pools continue to grow —driven in particular by the U.S., Europe and Asia (excluding Japan) — and business should remain strong in these regions as well as in our German home market. The Sal. Oppenheim alignment continues according to plan and we anticipate positive profit contributions for 2011.
Private & Business Clients should continue to benefit from the solid GDP growth and a stable unemployment rate in our home market Germany. Nevertheless, uncertainties in its operating environment remain, especially with regard to the development of investment products. The international PBC franchise is expected to further grow steadily. The acquisition of Postbank has created a new brand for Deutsche Bank Group with which we can target a new retail banking customer group. We will be able to generate substantial synergies with this significant acquisition, primarily with the establishment of a joint platform. Already this year Postbank will be a significant contributor to PBC’s total result.

Deutsche Bank	Consolidated Financial Statements	47
Interim Report as of June 30, 2011	Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Interest and similar income	9,839	8,157	18,207	14,698

Interest expense	5,347	4,182	9,548	7,052

Net interest income	4,492	3,975	8,659	7,646

Provision for credit losses	464	243	837	506

Net interest income after provision for credit losses	4,028	3,732	7,822	7,140

Commissions and fee income	3,047	2,587	6,128	5,048

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	710	110	3,362	2,690

Net gains (losses) on financial assets available for sale	(14)	(9)	401	19

Net income (loss) from equity method investments	68	93	36	265

Other income (loss)	237	399	428	486

Total noninterest income	4,048	3,180	10,355	8,508

Compensation and benefits	3,365	3,037	7,643	6,612

General and administrative expenses	2,857	2,349	5,594	4,550

Policyholder benefits and claims	76	2	141	140

Impairment of intangible assets	—	—	—	29

Restructuring activities	—	—	—	—

Total noninterest expenses	6,298	5,388	13,378	11,331

Income before income taxes	1,778	1,524	4,799	4,317

Income tax expense	545	358	1,436	1,374

Net income	1,233	1,166	3,363	2,943

Net income attributable to noncontrolling interests	35	6	103	21

Net income attributable to Deutsche Bank shareholders	1,198	1,160	3,260	2,922

Earnings per Common Share

	Three months ended		Six months ended
	Jun 30, 2011	Jun 30, 2010[1]	Jun 30, 2011	Jun 30, 2010[1]
Earnings per common share:
Basic	€1.28	€1.66	€3.47	€4.18

Diluted	€1.24	€1.60	€3.35	€3.98

Number of shares in million:
Denominator for basic earnings per share — weighted-average shares outstanding	936.9	700.5	938.3	699.4

Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions	967.7	726.4	974.3	733.9

[1]	The number of average basic and diluted shares outstanding has been adjusted in order to reflect the effect of the bonus component of subscription rights issued in September 2010 in connection with the capital increase.

Deutsche Bank	Consolidated Financial Statements	48
Interim Report as of June 30, 2011	Consolidated Statement of Comprehensive Income (unaudited)
Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Net income recognized in the income statement	1,233	1,166	3,363	2,943

Other comprehensive income
Actuarial gains (losses) related to defined benefit plans, before tax[1]	92	(79)	116	(221)

Unrealized net gains (losses) on financial assets available for sale:[2]
Unrealized net gains (losses) arising during the period, before tax	203	(104)	434	221
Net (gains) losses reclassified to profit or loss, before tax	37	60	(348)	62

Unrealized net gains (losses) on derivatives hedging variability of cash flows:[2]
Unrealized net gains (losses) arising during the period, before tax	(29)	(77)	3	(106)
Net (gains) losses reclassified to profit or loss, before tax	1	1	1	2

Unrealized net gains (losses) on assets classified as held for sale, before tax	(6)	—	37	—

Foreign currency translation:[2]
Unrealized net gains (losses) arising during the period, before tax	(354)	1,462	(1,175)	2,050
Net (gains) losses reclassified to profit or loss, before tax	—	(3)	—	—

Unrealized net gains (losses) from equity method investments	(17)	75	(74)	104

Tax on net gains (losses) in other comprehensive income	(36)	226	(179)	385

Other comprehensive income (loss), net of tax	(109)	1,561	(1,185)	2,497

Total comprehensive income, net of tax	1,124	2,727	2,178	5,440

Attributable to:
Noncontrolling interests	41	41	113	83
Deutsche Bank shareholders	1,083	2,686	2,065	5,357

[1]	In the Consolidated Statement of Comprehensive Income, actuarial gains (losses) related to defined benefit plans, before tax are disclosed within other comprehensive income (loss) starting 2011. The corresponding deferred taxes are included in the position tax on net gains (losses) in other comprehensive income. The prior periods were adjusted accordingly. In the Consolidated Balance Sheet, actuarial gains (losses) related to defined benefit plans, net of tax, are recognized in retained earnings.

[2]	Excluding unrealized net gains (losses) from equity method investments.

Deutsche Bank	Consolidated Financial Statements	49
Interim Report as of June 30, 2011	Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)
Assets

in € m.	Jun 30, 2011	Dec 31, 2010
Cash and due from banks	20,741	17,157

Interest-earning deposits with banks	92,072	92,377

Central bank funds sold and securities purchased under resale agreements	20,660	20,365

Securities borrowed	30,743	28,916

Financial assets at fair value through profit or loss
Trading assets	289,623	271,291
Positive market values from derivative financial instruments	554,958	657,780
Financial assets designated at fair value through profit or loss	180,762	171,926

Total financial assets at fair value through profit or loss	1,025,343	1,100,997

Financial assets available for sale	48,490	54,266

Equity method investments	3,999	2,608

Loans	394,728	407,729

Property and equipment	5,234	5,802

Goodwill and other intangible assets	14,883	15,594

Other assets	183,878	149,229

Income tax assets[1]	8,924	10,590

Total assets	1,849,695	1,905,630

Liabilities and Equity

in € m.	Jun 30, 2011	Dec 31, 2010
Deposits	549,173	533,984

Central bank funds purchased and securities sold under repurchase agreements	48,007	27,922

Securities loaned	7,448	3,276

Financial liabilities at fair value through profit or loss
Trading liabilities	69,389	68,859
Negative market values from derivative financial instruments[2]	542,232	647,195
Financial liabilities designated at fair value through profit or loss	114,796	130,154
Investment contract liabilities	7,269	7,898

Total financial liabilities at fair value through profit or loss	733,686	854,106

Other short-term borrowings	65,198	64,990

Other liabilities	216,151	181,827

Provisions	2,097	2,204

Income tax liabilities[1]	4,729	5,043

Long-term debt	159,866	169,660

Trust preferred securities	11,662	12,250

Obligation to purchase common shares	—	—

Total liabilities	1,798,017	1,855,262

Common shares, no par value, nominal value of €2.56	2,380	2,380

Additional paid-in capital	23,704	23,515

Retained earnings[2]	28,600	25,975

Common shares in treasury, at cost	(777)	(450)

Equity classified as obligation to purchase common shares	—	—

Accumulated other comprehensive income (loss), net of tax[3]	(3,852)	(2,601)

Total shareholders’ equity	50,055	48,819

Noncontrolling interests	1,623	1,549

Total equity	51,678	50,368

Total liabilities and equity	1,849,695	1,905,630

[1]	Income tax assets and Income tax liabilities comprise both deferred and current taxes.

[2]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of €(24) million for December 31, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[3]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	50
Interim Report as of June 30, 2011	Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

					Equity
					classified as
				Common shares	obligation to
	Common shares	Additional	Retained	in treasury,	purchase
in € m.	(no par value)	paid-in capital	earnings[1]	at cost	common shares
Balance as of December 31, 2009	1,589	14,830	24,056	(48)	—

Total comprehensive income, net of tax[3]	—	—	2,898	—	—

Common shares issued	—	—	—	—	—

Cash dividends paid	—	—	(465)	—	—

Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	(140)	—	—

Net change in share awards in the reporting period	—	(115)	—	—	—

Treasury shares distributed under share-based compensation plans	—	—	—	761	—

Tax benefits related to share-based compensation plans	—	34	—	—	—

Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(54)

Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	54

Option premiums and other effects from options on common shares	—	(115)	—	—	—

Purchases of treasury shares	—	—	—	(6,887)	—

Sale of treasury shares	—	—	—	6,038	—

Net gains (losses) on treasury shares sold	—	(12)	—	—	—

Other	—	295	—	—	—

Balance as of June 30, 2010	1,589	14,917	26,349	(136)	—

Balance as of December 31, 2010	2,380	23,515	25,975	(450)	—

Total comprehensive income, net of tax[3]	—	—	3,260	—	—

Common shares issued	—	—	—	—	—

Cash dividends paid	—	—	(691)	—	—

Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	56	—	—

Net change in share awards in the reporting period	—	97	—	—	—

Treasury shares distributed under share-based compensation plans	—	—	—	665	—

Tax benefits related to share-based compensation plans	—	12	—	—	—

Additions to Equity classified as obligation to purchase common shares	—	—	—	—	—

Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	—

Option premiums and other effects from options on common shares	—	(64)	—	—	—

Purchases of treasury shares	—	—	—	(8,591)	—

Sale of treasury shares	—	—	—	7,599	—

Net gains (losses) on treasury shares sold	—	(1)	—	—	—

Other	—	145	—	—	—

Balance as of June 30, 2011	2,380	23,704	28,600	(777)	—

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of €(24) million for December 31, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[2]	Excluding unrealized net gains (losses) from equity method investments.

[3]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	51
Interim Report as of June 30, 2011	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net	Unrealized net
gains (losses) on	gains (losses) on	Unrealized net		Unrealized net	Accumulated
financial assets	derivatives	gains (losses) on		gains (losses)	other
available for sale,	hedging variability	assets classified	Foreign currency	from equity	comprehensive	Total
net of applicable	of cash flows,	as held for sale,	translation,	method	income (loss),	shareholders’	Noncontrolling
tax and other[2]	net of tax[2]	net of tax	net of tax[2]	investments	net of tax[3]	equity	interests	Total equity
(186)	(134)	—	(3,521)	61	(3,780)	36,647	1,322	37,969

251	(62)	—	2,278	108	2,575	5,473	83	5,556

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(465)	—	(465)

—	—	—	—	—	—	(140)	—	(140)

—	—	—	—	—	—	(115)	—	(115)

—	—	—	—	—	—	761	—	761

—	—	—	—	—	—	34	—	34

—	—	—	—	—	—	(54)	—	(54)

—	—	—	—	—	—	54	—	54

—	—	—	—	—	—	(115)	—	(115)

—	—	—	—	—	—	(6,887)	—	(6,887)

—	—	—	—	—	—	6,038	—	6,038

—	—	—	—	—	—	(12)	—	(12)

—	—	—	—	—	—	295	(372)	(77)

65	(196)	—	(1,243)	169	(1,205)	41,514	1,033	42,547

(113)	(179)	(11)	(2,333)	35	(2,601)	48,819	1,549	50,368

11	5	23	(1,215)	(75)	(1,251)	2,009	108	2,117

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(691)	—	(691)

—	—	—	—	—	—	56	5	61

—	—	—	—	—	—	97	—	97

—	—	—	—	—	—	665	—	665

—	—	—	—	—	—	12	—	12

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(64)	—	(64)

—	—	—	—	—	—	(8,591)	—	(8,591)

—	—	—	—	—	—	7,599	—	7,599

—	—	—	—	—	—	(1)	—	(1)

—	—	—	—	—	—	145	(39)	106

(102)	(174)	12	(3,548)	(40)	(3,852)	50,055	1,623	51,678

Deutsche Bank	Consolidated Financial Statements	52
Interim Report as of June 30, 2011	Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010
Net income	3,363	2,943

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	837	506
Restructuring activities	—	—
Gain on sale of financial assets available for sale, equity method investments, and other	(626)	(113)
Deferred income taxes, net	572	245
Impairment, depreciation and other amortization, and accretion	1,453	971
Share of net income (loss) from equity method investments	(60)	(229)

Income adjusted for noncash charges, credits and other items	5,539	4,323

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(11,483)	(1,442)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(2,642)	(4,643)
Trading assets and positive market values from derivative financial instruments	52,303	(201,450)
Financial assets designated at fair value through profit or loss	(13,243)	(26,375)
Loans	11,052	(12,427)
Other assets	(46,604)	(59,614)
Deposits	14,720	35,472
Trading liabilities and negative market values from derivative financial instruments[1]	(77,813)	181,738
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[2]	(10,973)	47,532
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	24,886	(14,803)
Other short-term borrowings	1,819	10,996
Other liabilities	48,054	54,284
Senior long-term debt[3]	(10,017)	12,140
Other, net	2,150	(7,085)

Net cash provided by (used in) operating activities	(12,252)	18,646

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	14,452	3,689
Maturities of financial assets available for sale	6,462	1,778
Sale of equity method investments	123	282
Sale of property and equipment	36	12
Purchase of:
Financial assets available for sale	(11,938)	(6,287)
Equity method investments	(653)	(71)
Property and equipment	(379)	(371)
Net cash received in (paid for) business combinations/divestitures	226	1,525
Other, net	(318)	(448)

Net cash provided by investing activities	8,011	109

Cash flows from financing activities:
Issuances of subordinated long-term debt	6	1,038
Repayments and extinguishments of subordinated long-term debt	(168)	(655)
Issuances of trust preferred securities	29	98
Repayments and extinguishments of trust preferred securities	(73)	(10)
Purchases of treasury shares	(8,591)	(6,887)
Sale of treasury shares	7,615	6,030
Dividends paid to noncontrolling interests	(3)	(7)
Net change in noncontrolling interests	109	(344)
Cash dividends paid	(691)	(465)

Net cash used in financing activities	(1,767)	(1,202)

Net effect of exchange rate changes on cash and cash equivalents	(1,336)	1,695

Net increase (decrease) in cash and cash equivalents	(7,344)	19,248
Cash and cash equivalents at beginning of period	66,353	51,549
Cash and cash equivalents at end of period	59,009	70,797

Net cash provided by (used in) operating activities include
Income taxes paid, net	551	310

Interest paid	9,004	7,410

Interest and dividends received	17,873	15,133

Cash and cash equivalents comprise
Cash and due from banks	20,741	13,437

Interest-earning demand deposits with banks (not included: time deposits of €53,804 million as of June 30, 2011, and €9,050 million as of June 30, 2010)	38,268	57,360

Total	59,009	70,797

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of €(24) million for December 31, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[2]	Included are senior long-term debt issuances of €5,064 million and €5,772 million and repayments and extinguishments of €4,253 million and €6,706 million through June 30, 2011 and June 30, 2010, respectively.

[3]	Included are issuances of €19,940 million and €20,077 million and repayments and extinguishments of €25,765 million and €16,843 million through June 30, 2011 and June 30, 2010, respectively.
The announced sale of Deutsche Bank’s headquarters building resulted in a non-cash reclassification of assets from investing to operating activities for the purposes of the Consolidated Statement of Cash Flows of €592 million.

Deutsche Bank	Consolidated Financial Statements	53
Interim Report as of June 30, 2011	Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2010, for which the same accounting policies have been applied, except for changes due to the adoption of the revised version of IAS 24, “Related Party Disclosures” and the “Improvements to IFRS 2010”. For the impact of the adoption of these amendments please refer to “Recently Adopted Accounting Pronouncements”.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
The Group’s valuation approach for substantially all of its collateralized derivative contracts has moved to using the overnight indexed swap (OIS) curve in order to more consistently manage the interest rate and funding risks associated with collateralized derivatives in line with their pricing. This change in approach to OIS did not have a material impact on the Group’s consolidated financial statements in the first half 2011.
Since the second quarter 2010, the Group applies amortization periods of five or ten years for capitalized costs relating to certain purchased or internally developed software for which prior amortization period was three years. The change did not have a material impact on the Group’s consolidated financial statements in the periods presented and also will not have a material impact on future periods.

Deutsche Bank	Consolidated Financial Statements	54
Interim Report as of June 30, 2011	Basis of Preparation (unaudited)
The presentation of PCAM product revenues was modified during the first quarter of 2011 following a review of the assignment of specific revenue components to the product components. In order to facilitate comparability of the quarters, revenues of €37 million were transferred from Credit products to Deposits and Payment Services for the first half 2010. This adjustment had no impact on PCAM’s total revenues.
Since the second quarter 2010, the Group has changed the presentation of the fees and net settlements associated with longevity insurance and reinsurance contracts. It was determined that the net presentation of cash flows under individual longevity insurance and reinsurance contracts reflected the actual settlement of those cash flows and therefore better reflected the nature of such contracts. The first quarter 2010 was not adjusted. For the first quarter 2011, both Other income and Policyholder benefits and claims would have been reduced by €33 million under the previous presentation.

Deutsche Bank	Consolidated Financial Statements	55
Interim Report as of June 30, 2011	Impact of Changes in Accounting Principles (unaudited)
Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
Since January 1, 2011 the accounting pronouncements IAS 24, “Related Party Disclosures” and the “Improvements to IFRS 2010” which are relevant to the Group have been adopted. Neither of the pronouncements had a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
The amendments to IFRS 7, “Disclosures — Transfers of Financial Assets” as well as the accounting pronouncements IFRS 9 and IFRS 9 R, “Financial Instruments” will be relevant to the Group but were not effective as of June 30, 2011 and therefore have not been applied in preparing these financial statements. While approved by the IASB, each of the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of these new accounting pronouncements will have on its consolidated financial statements.
IAS 19
In June 2011, the IASB issued amendments to IAS 19, “Employee Benefits” (“IAS 19 R”). IAS 19 R eliminates the option for deferred recognition of all changes in the present value of the defined benefit obligation and in the fair value of plan assets (including the corridor approach which is not applied by the Group). In addition, IAS 19 R requires a net interest approach which will replace the expected return on plan assets and will enhance the disclosure requirements for defined benefit plans. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IAS 1
In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” to require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on presentation of its consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	56
Interim Report as of June 30, 2011	Impact of Changes in Accounting Principles (unaudited)
IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28
In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of Interests in Other Entities”, a revised version of IAS 27, “Separate Financial Statements” which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements, and a revised version of IAS 28, “Investment in Associates and Joint Ventures” which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.
IFRS 10 replaces IAS 27, “Consolidated and Separate Financial Statements” and SIC-12, “Consolidation — Special Purpose Entities”, and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it is exposed, or has rights to variable returns from the investee, and has the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.
IFRS 11 supersedes IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities — Non-monetary Contributions by Venturers”. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which is not applied by the Group.
IFRS 12 establishes the provision of information on the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, as disclosure objectives. IFRS 12 requires more comprehensive disclosure, and specifies minimum disclosures that an entity must provide to meet the disclosure objectives.
Each of the standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted as long as each of the other standards are also early applied. However, entities are permitted to include any of the disclosure requirements in IFRS 12 into their consolidated financial statements without early adopting IFRS 12. While approved by the IASB, each of the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the standards will have on its consolidated financial statements.
IFRS 13
In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of June 30, 2011	Segment Information (unaudited)
Segment Information (unaudited)
The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first half 2011, there were no material changes in the organizational structure which affected the composition of the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems. Following changes in the Management Board, and in the responsibility for Corporate Finance and Global Transaction Banking, an integrated management structure for the whole of the Corporate & Investment Bank Group Division (CIB) was implemented with effect from July 1, 2010. The new structure is intended to accelerate growth as a top-tier Corporate & Investment bank and allow for delivery of the Group’s targets but has no impact on the composition of the business segments.
The following describes certain transactions which affected the Group’s segment operations:
—	Effective January 1, 2011, the investment in Actavis Equity S.a.r.l, Luxembourg as well as the senior debt financing and the payment in kind financing arrangement to Actavis Group hF have been transferred from the Corporate Division Corporate Banking & Securities to the Group Division Corporate Investments.

—	Effective January 1, 2011, BHF-BANK has been transferred from the Business Division Private Wealth Management within the Corporate Division Asset and Wealth Management to the Group Division Corporate Investments.

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of June 30, 2011	Segment Information (unaudited)
Allocation of Average Active Equity
In the first quarter 2011 the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged. The total amount allocated continues to be determined based on the higher of the Group’s overall economic risk exposure or internal demand for regulatory capital. In 2011, the Group derives its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0%. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2011 and June 30, 2010.

Three months ended Jun 30,
2011	Corporate & Investment Bank			Private Clients and Asset Management
	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	3,968	895	4,863	976	2,563	3,539	194	(56)	8,540

Provision for credit losses	95	32	127	13	320	333	4	(0)	464

Total noninterest expenses	2,886	570	3,455	737	1,736	2,473	329	41	6,298

therein:
Policyholder benefits and claims	77	—	77	0	—	0	—	—	76
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	5	—	5	(1)	50	49	(1)	(54)	—

Income (loss) before income taxes	982	293	1,275	227	458	684	(139)	(43)	1,778

Cost/income ratio	73%	64%	71%	75%	68%	70%	N/M	N/M	74%

Assets[1]	1,430,176	74,797	1,482,160	52,365	331,361	383,702	31,906	10,239	1,849,695

Average active equity[2]	18,298	2,296	20,595	5,214	11,454	16,668	1,176	11,324	49,763

Pre-tax return on average active equity[3]	21%	51%	25%	17%	16%	16%	(47)%	N/M	14%

N/M — Not meaningful

[1]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[2]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their internal demand for regulatory capital, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[3]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 14% .

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of June 30, 2011	Segment Information (unaudited)

Three months ended
Jun 30, 2010	Corporate & Investment Bank			Private Clients and Asset Management
	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	3,633	1,070 [1]	4,703	896	1,444	2,340	115	(4)	7,155

Provision for credit losses	46	32	77	3	171	174	(8)	0	243

Total noninterest expenses	2,800	562	3,362	828	1,040	1,868	208	(50)	5,388

therein:
Policyholder benefits and claims	1	—	1	0	—	0	—	—	2
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	7	—	7	(0)	0	(0)	(1)	(6)	—

Income (loss) before income taxes	781	476	1,257	65	233	299	(85)	53	1,524

Cost/income ratio	77%	53%	71%	92%	72%	80%	181%	N/M	75%

Assets (as of Dec 31, 2010)[2]	1,468,863	71,877	1,519,983	53,141	346,998	400,110	30,138	11,348	1,905,630

Average active equity[3]	19,931	2,422	22,353	6,228	4,074	10,302	2,676	4,638	39,969

Pre-tax return on average active equity[4]	16%	79%	22%	4%	23%	12%	(13)%	N/M	15%

N/M — Not meaningful

[1]	Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of €208 million, which is excluded from the Group’s target definition.

[2]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[4]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 15%.

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of June 30, 2011	Segment Information (unaudited)

Six months ended Jun 30, 2011	Corporate & Investment Bank			Private Clients and Asset Management
	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	9,799	1,760	11,559	1,978	5,635	7,613	374	(532)	19,014

Provision for credit losses	107	53	160	32	639	671	6	(0)	837

Total noninterest expenses	6,389	1,157	7,546	1,528	3,624	5,152	673	7	13,378

therein:
Policyholder benefits and claims	142	—	142	0	—	0	—	—	141
Impairment of intangible assets	—	—	—	(0)	—	(0)	—	(0)	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	16	—	16	0	127	127	(1)	(142)	—

Income (loss) before income taxes	3,287	549	3,836	417	1,245 [1]	1,662	(304)	(396)	4,799

Cost/income ratio	65%	66%	65%	77%	64%	68%	180%	N/M	70%

Assets[2]	1,430,176	74,797	1,482,160	52,365	331,361	383,702	31,906	10,239	1,849,695

Average active equity[3]	18,565	2,325	20,889	5,325	11,418	16,743	1,140	10,576	49,349

Pre-tax return on average active equity[4]	35%	47%	37%	16%	22%	20%	(53)%	N/M	19%

N/M — Not meaningful

[1]	Includes €236 million positive impact related to our stake in Hua Xia Bank for which equity method accounting was applied. This positive impact is excluded from the Group’s target definition.

[2]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[4]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 19%.

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of June 30, 2011	Segment Information (unaudited)

Six months ended Jun 30, 2010	Corporate & Investment Bank			Private Clients and Asset Management
	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	9,625	1,706 [1]	11,331	1,725	2,857	4,582	335	(94)	16,154

Provision for credit losses	139	28	167	6	340	346	(7)	(0)	506

Total noninterest expenses	6,093	1,084	7,178	1,658	2,093	3,751	364	39	11,331

therein:
Policyholder benefits and claims	141	—	141	0	—	0	—	—	140
Impairment of intangible assets	—	29	29	—	—	—	—	—	29
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	21	—	21	1	0	1	(1)	(21)	—

Income (loss) before income taxes	3,371	594	3,965	60	423	483	(20)	(112)	4,317

Cost/income ratio	63%	64%	63%	96%	73%	82%	108%	N/M	70%

Assets (as of Dec 31, 2010)[2]	1,468,863	71,877	1,519,983	53,141	346,998	400,110	30,138	11,348	1,905,630

Average active equity[3]	18,837	2,052	20,889	5,344	3,971	9,315	2,509	6,110	38,823

Pre-tax return on average active equity[4]	36%	58%	38%	2%	21%	10%	(2)%	N/M	22%

N/M — Not meaningful

[1]	Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of €208 million, which is excluded from the Group’s target definition.

[2]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[4]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 22%.
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Loss before income taxes in Consolidation & Adjustments (C&A) was €43 million in the second quarter 2011, compared to an income of €53 million in the second quarter of the prior year. The current year quarter included a first-time accrual of €62 million for the first six months of 2011 for the German bank levy. For the full year 2011 the bank levy in Germany is expected to result in a total charge of €124 million. The decline compared to the prior year quarter also reflected higher litigation provisions, which were a net release in the prior year quarter. Partly offsetting these declines was a positive impact from noncontrolling interests, which are deducted from income before income taxes of the divisions and reversed in C&A. Noncontrolling interests significantly increased compared to the prior year quarter following the consolidation of Postbank. The effects from different accounting methods used for management reporting and IFRS were not significant in both the current and the prior year quarter.

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of June 30, 2011	Segment Information (unaudited)
In the first half of 2011, loss before income taxes in C&A was €396 million compared to a loss of €112 million in the first six months of 2010. This development was mainly due to the negative impact from different accounting methods used for management reporting and IFRS recorded in the first quarter of 2011, which was primarily driven by a significant increase in short-term euro interest rates. In addition, the loss before income taxes in the first half of 2011 included the accrual for the German bank levy and the positive effect from the reversal of noncontrolling interests, both mentioned above.
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three and six months ended June 30, 2011 and June 30, 2010, respectively.

	Corporate & Investment Bank
	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Sales & Trading (debt and other products)	2,310	2,134	5,959	5,936

Sales & Trading (equity)	555	642	1,499	1,586

Total Sales & Trading	2,865	2,776	7,458	7,522

Origination (debt)	318	283	695	599

Origination (equity)	244	135	425	251

Total Origination	562	418	1,120	850

Advisory	152	124	311	256

Loan products	316	350	800	863

Transaction services	895	862	1,760	1,498

Other products	73	173	111	342

Total[1]	4,863	4,703	11,559	11,331

[1]	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
	Three months ended			Six months ended
in € m.	Jun 30, 2011		Jun 30, 2010	Jun 30, 2011		Jun 30, 2010
Discretionary portfolio management/fund management	614		618	1,212		1,198

Advisory/brokerage	443		436	963		856

Credit products	633		672	1,274		1,313

Deposits and payment services	570		521	1,124		1,010

Other products	1,280	[1]	94	3,040	[1]	204

Total[2]	3,539	[1]	2,340	7,613	[1]	4,582

[1]	Increase predominantly due to consolidation of Postbank.

[2]	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of June 30, 2011	Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss by Group Division

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Net interest income	4,492	3,975	8,659	7,646

Trading income[1]	514	(968)	3,280	2,158

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	196	1,078	82	532

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	710	110	3,362	2,690

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,202	4,085	12,021	10,336

Breakdown by Group Division/CIB product:
Sales & Trading (equity)	405	545	1,052	1,342
Sales & Trading (debt and other products)	2,088	1,923	5,534	5,278
Total Sales & Trading	2,493	2,468	6,586	6,620

Loan products[3]	45	126	315	425

Transaction services	446	400	865	668

Remaining products[4]	231	106	390	262

Total Corporate & Investment Bank	3,215	3,100	8,157	7,976

Private Clients and Asset Management	1,945	1,062	3,889	2,095

Corporate Investments	30	(26)	73	(16)

Consolidation & Adjustments	12	(51)	(98)	281

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,202	4,085	12,021	10,336

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

[2]	Includes a gain of €53 million and a loss of €(97) million from securitization structures for the three months ended June 30, 2011 and June 30, 2010, respectively and a loss of €(95) million and €(127) million for the six months ended June 30, 2011 and June 30, 2010. Fair value movements on related instruments of €(130) million and of €(64) million for the three months ended June 30, 2011 and June 30, 2010, respectively, and €177 million and €(11) million for the six months ended June 30, 2011 and June 30, 2010 are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of June 30, 2011	Information on the Income Statement (unaudited)
Commissions and Fee Income

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Commissions and fees from fiduciary activities	939	932	1,774	1,743

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	1,028	891	2,146	1,802

Fees for other customer services	1,080	764	2,208	1,503

Total commissions and fee income	3,047	2,587	6,128	5,048

Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Expenses for retirement benefit plans:
Current service cost	66	61	133	119
Interest cost	150	132	300	260
Expected return on plan assets	(132)	(123)	(265)	(243)
Past service cost (credit) recognized immediately	3	6	8	13

Total retirement benefit plans	87	76	176	149

Expenses for post-employment medical plans:
Current service cost	1	1	2	2
Interest cost	2	2	4	4

Total post-employment medical plans	3	3	6	6

Total expenses defined benefit plans	90	79	182	155

Total expenses for defined contribution plans	78	52	184	123

Total expenses for post-employment benefits	168	131	366	278

Employer contributions to mandatory German social security pension plan	59	43	116	85

The Group expects to contribute approximately €250 million to its retirement benefit plans in 2011. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2011.
General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
General and administrative expenses:
IT costs	540	534	1,101	1,037

Occupancy, furniture and equipment expenses	463	392	945	752

Professional service fees	387	377	757	676

Communication and data services	206	195	425	372

Travel and representation expenses	133	139	259	257

Payment and clearing services	124	105	249	203

Marketing expenses	107	76	201	140

Other expenses	897	531	1,657	1,113

Total general and administrative expenses	2,857	2,349	5,594	4,550

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of June 30, 2011	Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Jun 30, 2011	Dec 31, 2010
Trading assets:
Trading securities	259,224	238,283
Other trading assets[1]	30,399	33,008

Total trading assets	289,623	271,291

Positive market values from derivative financial instruments	554,958	657,780

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	111,085	108,912
Securities borrowed	33,596	27,887
Loans	24,959	23,254
Other financial assets designated at fair value through profit or loss	11,122	11,873

Total financial assets designated at fair value through profit or loss	180,762	171,926

Total financial assets at fair value through profit or loss	1,025,343	1,100,997

[1]	Includes traded loans of €19,825 million and €23,080 million as of June 30, 2011 and December 31, 2010, respectively.

in € m.	Jun 30, 2011	Dec 31, 2010
Trading liabilities:
Trading securities	66,452	65,183
Other trading liabilities	2,937	3,676

Total trading liabilities	69,389	68,859

Negative market values from derivative financial instruments	542,232	647,195

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	91,021	107,999
Loan commitments	637	572
Long-term debt	15,441	15,280
Other financial liabilities designated at fair value through profit or loss	7,697	6,303

Total financial liabilities designated at fair value through profit or loss	114,796	130,154

Investment contract liabilities[1]	7,269	7,898

Total financial liabilities at fair value through profit or loss	733,686	854,106

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.
Financial Assets Available for Sale

in € m.	Jun 30, 2011	Dec 31, 2010
Debt securities	41,855	46,214

Equity securities	2,101	3,428

Other equity interests	1,852	2,251

Loans	2,682	2,373

Total financial assets available for sale	48,490	54,266

Included in the above table are debt securities issued by sovereigns of certain European countries that have been the focus of the eurozone sovereign debt crisis.
Financial assets available for sale included Greek government bonds with a fair value of €735 million as of June 30, 2011 and €1.2 billion as of December 31, 2010. Based on recent developments, Deutsche Bank determined as of June 30, 2011, that there was objective evidence of impairment for such bonds. As a result, unrealized losses reported in accumulated other comprehensive income were recognized in the income statement. This impairment had a financial impact of negative €155 million on income before income taxes and of negative €108 million on net income of the reporting period.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of June 30, 2011	Information on the Balance Sheet (unaudited)
Fair values of financial assets available for sale related to Italian and Spanish sovereigns decreased from €5.0 billion as of December 31, 2010 to €916 million as of June 30, 2011, reflecting targeted risk reductions. The fair value of financial assets available for sale related to Portuguese and Irish sovereigns was not material as of December 2010 and June 30, 2011.
More information on financial assets/liabilities related to certain European countries is included on page 33 of this report.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.
The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.
The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income (loss), ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

		Financial assets
	Trading assets	available for sale
in € bn.	reclassified to	reclassified to
(unless stated otherwise)	loans	loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	—	(1.1)

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

The following table shows carrying values and fair values as of June 30, 2011 and June 30, 2010 of the assets reclassified in 2008 and 2009.

	Jun 30, 2011		Jun 30, 2010
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans	15,277	13,864	24,223	21,738

Financial assets available for sale reclassified to loans	7,305	6,771	9,683	8,726

Total financial assets reclassified to loans	22,582	20,635	33,906	30,464

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of June 30, 2011	Information on the Balance Sheet (unaudited)
The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income (loss) if the reclassifications had not been made are shown in the table below.

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	241	(26)	442	196

Impairment (losses) on the reclassified financial assets available for sale which were impaired	1	11	1	3

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	134	44	283	169

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Interest income	192	313	387	633

Provision for credit losses	(79)	(51)	(100)	(154)

Other income[1]	5	9	24	2

Income before income taxes on reclassified trading assets	118	271	311	481

Interest income	35	38	70	75

Income before income taxes on reclassified financial assets available for sale	35	38	70	75

[1]	The net gain on sale of loans which have settled was €24 million for the six months ended June 30, 2011 and is reflected within Other income.
Financial Instruments carried at Fair Value
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
Level 1 — Instruments valued using quoted prices in active markets: These are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.
These instruments include: highly liquid treasury securities and derivative, equity and cash products traded on high-liquidity exchanges.
Level 2 — Instruments valued with valuation techniques using observable market data: These are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of June 30, 2011	Information on the Balance Sheet (unaudited)
These instruments include: many OTC (over the counter) derivatives; many investment-grade listed credit bonds; some CDSs (credit default swaps); many CDOs (collateralized debt obligations); and many less-liquid equities.
Level 3 — Instruments valued using valuation techniques using market data which is not directly observable: These are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.
These instruments include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid ABS (asset-backed securities, including some referencing residential mortgages); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many CRE (commercial real-estate) loans; illiquid loans; and some municipal bonds.
The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in the table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies” of the Financial Report 2010.

	Jun 30, 2011			Dec 31, 2010
		Valuation	Valuation		Valuation	Valuation
	Quoted	technique	technique	Quoted	technique	technique
	prices in	observable	unobservable	prices in	observable	unobservable
	active market	parameters	parameters	active market	parameters	parameters
in € m.	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Financial assets held at fair value:
Trading assets	107,992	162,795	18,836	97,520	152,843	20,928
Positive market values from derivative financial instruments[1]	13,889	531,057	18,127	14,976	633,465	17,220
Financial assets designated at fair value through profit or loss	9,582	166,412	4,768	7,674	160,966	3,286
Financial assets available for sale	12,638	32,062	3,790	17,186	31,858	5,222

Total financial assets held at fair value	144,101	892,326	45,521	137,356	979,132	46,656

Financial liabilities held at fair value:
Trading liabilities	44,090	25,128	171	43,968	24,635	256
Negative market values from derivative financial instruments[1]	11,733	526,994	9,800	12,379	630,402	10,677
Financial liabilities designated at fair value through profit or loss	81	112,820	1,895	348	127,736	2,070
Investment contract liabilities[2]	—	7,269	—	—	7,898	—

Total financial liabilities held at fair value	55,904	672,211	11,866	56,695	790,671	13,003

[1]	Predominantly relates to derivatives held for trading purposes. Also includes derivatives designated in hedging relationships and derivatives which are embedded in contracts where the host contract is not held at fair value through profit or loss. These were classified as “Other financial assets/liabilities at fair value” in Note 14 “Financial Instruments carried at Fair Value” of the Financial Report 2010.

[2]	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” of the Financial Report 2010 for more detail on these contracts.
Total Level 3 assets decreased during the six months ended June 30, 2011. The decrease in Trading assets is mainly attributable to transfers of Trading assets from Level 3 to Level 2 due to improved observability of input parameters. The increase in Positive market values from derivative financial instruments is mainly attributable to transfers from Level 2 into Level 3 due to decreased observability of input parameters and illiquidity. The increase in Financial assets designated at fair value through profit or loss is mainly due to new loans. The reduction in Available for sale assets during the period is mainly due to sales.

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of June 30, 2011	Information on the Balance Sheet (unaudited)
Total Level 3 liabilities decreased during the six months ended June 30, 2011. The decrease is mainly attributable to transfers of derivative liabilities from Level 3 to Level 2 due to improved observability of parameter inputs used to value these liabilities and settlements during the period.
There have been no significant transfers of instruments between Level 1 and Level 2 of the fair value hierarchy during the period.
Problem Loans and IFRS Impaired Loans
As a result of acquisitions the Group acquired certain loans for which a specific allowance had been established beforehand by the acquired entity. Such loans were recognized in the Group’s balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as the cash flow expectations regarding these loans have not deteriorated since acquisition, the Group does not consider them to be impaired or problem loans.

Problem Loans and IFRS
Impaired Loans	Jun 30, 2011			Dec 31, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Nonaccrual loans	4,963	3,032	7,995	4,327	2,591	6,918

Loans 90 days or more past due and still accruing	105	557	662	44	258	302

Troubled debt restructurings	1,721	300	2,021	1,055	160	1,215

Total problem loans	6,789	3,889	10,678	5,426	3,009	8,435

thereof: IFRS impaired loans	4,494	3,155	7,649	3,552	2,713	6,265

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of June 30, 2011	Information on the Balance Sheet (unaudited)
Allowance for Credit Losses

Allowance for loan losses	Six months ended Jun 30, 2011			Six months ended Jun 30, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	1,643	1,653	3,296	2,029	1,314	3,343

Provision for loan losses	412	434	846	247	279	526

Net charge-offs	(350)	(195)	(545)	(191)	(198)	(389)
Charge-offs	(366)	(273)	(639)	(212)	(250)	(462)
Recoveries	16	78	94	21	52	73

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(71)	(35)	(106)	49	13	62

Balance, end of period	1,633	1,857	3,491	2,134	1,408	3,542

Allowance for off-balance
sheet positions	Six months ended Jun 30, 2011			Six months ended Jun 30, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	108	110	218	83	124	207

Provision for off-balance sheet positions	2	(11)	(9)	(15)	(5)	(20)

Usage	—	—	—	—	—	—

Changes in the group of consolidated companies	—	—	—	9	—	9

Exchange rate changes	(1)	(6)	(7)	—	13	13

Balance, end of period	109	93	202	77	132	209

Other Assets and Other Liabilities

in € m.	Jun 30, 2011	Dec 31, 2010
Other assets:
Brokerage and securities related receivables
Cash/margin receivables	44,152	46,132
Receivables from prime brokerage	9,154	11,324
Pending securities transactions past settlement date	6,239	4,834
Receivables from unsettled regular way trades	87,582	41,133

Total brokerage and securities related receivables	147,127	103,423

Accrued interest receivable	4,261	3,941

Assets held for sale	2,331	13,468

Other	30,159	28,397

Total other assets	183,878	149,229

in € m.	Jun 30, 2011	Dec 31, 2010
Other liabilities:
Brokerage and securities related payables
Cash/margin payables	38,435	42,596
Payables from prime brokerage	29,742	27,772
Pending securities transactions past settlement date	5,774	3,137
Payables from unsettled regular way trades	86,641	42,641

Total brokerage and securities related payables	160,592	116,146

Accrued interest payable	4,449	3,956

Liabilities held for sale	1,293	12,598

Other	49,817	49,127

Total other liabilities	216,151	181,827

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of June 30, 2011	Information on the Balance Sheet (unaudited)
Long-Term Debt

in € m.	Jun 30, 2011	Dec 31, 2010
Senior debt:
Bonds and notes
Fixed rate	100,923	105,711
Floating rate	46,706	51,596

Subordinated debt:
Bonds and notes
Fixed rate	7,094	7,213
Floating rate	5,143	5,140

Total long-term debt	159,866	169,660

Shares Issued and Outstanding

in million	Jun 30, 2011	Dec 31, 2010
Shares issued	929.5	929.5

Shares in treasury	18.6	10.4

— thereof buyback	18.1	10.0

— thereof other	0.5	0.4

Shares outstanding	910.9	919.1

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following table presents the risk-weighted assets, regulatory capital and capital adequacy ratios for the Group of companies consolidated for regulatory purposes excluding transitional items pursuant to section 64h (3) of the German Banking Act. Amounts presented are pursuant to the capital framework presented in 2004 by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.
(unless stated otherwise)	Jun 30, 2011	Dec 31, 2010
Credit risk	261,803	285,218

Market risk[1]	21,490	23,660

Operational risk	36,376	37,326

Total risk-weighted assets	319,669	346,204

Core Tier 1 capital	32,517	29,972

Additional Tier 1 capital	12,141	12,593

Tier 1 capital	44,658	42,565

Tier 2 capital	5,336	6,123

Tier 3 capital	—	—

Total regulatory capital	49,994	48,688

Core Tier 1 capital ratio	10.2%	8.7%

Tier 1 capital ratio	14.0%	12.3%

Total capital ratio	15.6%	14.1%

[1]	A multiple of the Group’s value-at-risk, calculated with a confidence level of 99 % and a ten-day holding period.
The following table presents a summary of the components of the Group’s Tier 1 and Tier 2 capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m.	Jun 30, 2011	Dec 31, 2010
Tier 1 capital:
Core Tier 1 capital:
Common shares	2,380	2,380

Additional paid-in capital	23,704	23,515

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	25,874	24,797

Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(13,516)	(14,489)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG:
Deductible investments in banking, financial and insurance entities	(1,202)	(954)
Securitization positions not included in risk-weighted assets	(4,299)	(4,850)
Excess of expected losses over risk provisions	(424)	(427)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(5,925)	(6,231)

Core Tier 1 capital	32,517	29,972

Additional Tier 1 capital:
Noncumulative trust preferred securities[1]	12,141	12,593

Additional Tier 1 capital	12,141	12,593

Total Tier 1 capital	44,658	42,565

Tier 2 capital:
Unrealized gains on listed securities (45 % eligible)	76	224

Profit participation rights	1,150	1,151

Cumulative trust preferred securities	300	299

Qualified subordinated liabilities	9,735	10,680

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(5,925)	(6,231)

Total Tier 2 capital	5,336	6,123

[1]	Included €20 million silent participations both as of June 30, 2011 and as of December 31, 2010.

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of June 30, 2011, the transitional item amounted to €300 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 14.1 % and 15.7%, respectively, at the end of the quarter.
Commitments and Contingent Liabilities
In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to which extend claims will be made. The Group considers these instruments in monitoring the credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.
The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these liabilities as many of them will expire without being drawn, arising claims will be honored by the customers, or such claims may be recovered from proceeds from arranged collateral.

in € m.	Jun 30, 2011	Dec 31, 2010
Irrevocable lending commitments	122,361	123,881

Contingent liabilities	67,167	68,055

Total	189,528	191,936

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
Other Contingencies
The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when it is probable that a liability exists, and the amount can be reasonably estimated. In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, for certain contingencies information generally required is not disclosed, if the Group concludes that the disclosure can be expected to seriously prejudice the outcome of the proceeding.
Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately €1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately €2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. The appellate court has begun taking evidence and recommended that the parties consider a settlement of all legal proceedings pending between Deutsche Bank and Dr. Kirch and related parties. Deutsche Bank holds the view that the claims have no basis and neither the causality of the interview statement for any damages nor the scope of the claimed damages has been sufficiently substantiated.
Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate (“Countrywide”), as to which there is a settlement agreement that has been preliminarily but not yet finally approved by the Court, and two putative class actions, one pending in the United States District Court for the Central District of California and one pending in the Superior Court of Los Angeles County, California, regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (3) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation, as to which there is a settlement agreement that has not yet been approved by the Court; (4) a putative class action in the United States District Court for the Southern District of New York regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc.; (5) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; and (6) a lawsuit filed by the Federal Home Loan Bank of San Francisco (“FHLB SF”) pending in the United States District Court for the Northern District of California regarding the role of a number of financial institutions, including certain affiliates of Deutsche Bank, as issuer and underwriter of certain mortgage pass-through certificates purchased by FHLB SF. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is otherwise in its early stages.

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$84 billion of private label securities and U.S.$71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase claims that are presented in compliance with contractual rights. Where Deutsche Bank believes no such valid basis for repurchase claims exists, Deutsche Bank rejects them and no longer considers them outstanding for our tracking purposes. As of June 30, 2011, Deutsche Bank has approximately U.S.$489 million of pending mortgage repurchase demands (based on original principal balance of the loans). Against these claims, Deutsche Bank has established reserves that are not material and that Deutsche Bank believes to be adequate. As of June 30, 2011, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$2.3 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$39.4 billion of loans sold by us as described above.
Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together “ARS”) offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. On December 9, 2010, the court dismissed the putative class action with prejudice. By agreement, Plaintiff has until August 18, 2011 to file a notice of appeal of the dismissal. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 18 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Of those 18 actions, eleven are pending and seven have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.
Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S.$15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$15 million penalty. DBSI expects

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.
Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 that registration statements and prospectuses for such securities contained material misstatements and omissions. An amended and consolidated class action complaint was filed on January 25, 2010. A motion to dismiss is pending.
MortgageIT/Department of Justice. On May 3, 2011, the United States Department of Justice filed a civil action against Deutsche Bank AG and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The complaint, which asserts claims under the U.S. False Claims Act and common law, alleges that Deutsche Bank AG and MortgageIT, Inc. submitted false certifications to the Department of Housing and Urban Development’s Federal Housing Administration (FHA) concerning MortgageIT, Inc.’s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. The complaint seeks recovery of treble damages and indemnification of future losses on loans insured by FHA. On July 11, 2011, Deutsche Bank AG and MortgageIT, Inc. filed a motion to dismiss the complaint, which motion currently is pending.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
Related Party Transactions
Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2011, were loans and commitments of €8 million and deposits of €11 million. As of December 31, 2010, there were loans and commitments of €10 million and deposits of €9 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
In the first quarter of 2011 and during 2010, a member of key management personnel received payments from a Group company. At the time the contractual arrangement was executed the payor company was not included in the Group of consolidated companies. In the second quarter of 2011 this member did not receive any payments.
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions. Due to a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”) the definition of a related party has been amended, in part, to clarify that an associate includes subsidiaries of an associate and a joint venture includes subsidiaries of the joint venture. IAS 24 R was applied retrospectively for 2010.
Loans
In the six months ended June 30, 2011, and in the year 2010 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Jun 30, 2011	Dec 31, 2010[1]
Loans outstanding, beginning of period	4,329	1,002

Loans issued during the period	259	3,585

Loan repayments during the period	88	148

Changes in the group of consolidated companies[2]	(11)	(126)

Exchange rate changes/other	(89)	16

Loans outstanding, end of period[3]	4,400	4,329

Other credit risk related transactions:
Allowance for loan losses	31	32

Provision for loan losses	—	26

Guarantees and commitments[4]	198	255

[1]	Prior year numbers were adjusted as a result of the adoption of IAS 24 R.

[2]	In 2011 one entity that was accounted for using the equity method was sold. In 2010, some entities were fully consolidated. Therefore, loans issued to these investments were eliminated on consolidation.

[3]	Loans past due were nil as of June 30, 2011, and December 31, 2010. Loans included loans to joint ventures of €17 million as of June 30, 2011, and as of December 31, 2010.

[4]	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
Deposits
In the six months ended June 30, 2011, and in the year 2010 deposits received from related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Jun 30, 2011	Dec 31, 2010[1]
Deposits, beginning of period	220	369

Deposits received during the period	188	162

Deposits repaid during the period	121	220

Changes in the group of consolidated companies[2]	—	(93)

Exchange rate changes/other	—	2

Deposits, end of period	287	220

[1]	Prior year numbers were adjusted as a result of the adoption of IAS 24 R.

[2]	In 2010, some entities were fully consolidated. Therefore, deposits received from these investments were eliminated on consolidation.
Other Transactions
Trading assets and positive market values from derivative financial transactions with associated companies amounted to €91 million as of June 30, 2011, and €149 million as of December 31, 2010. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to €27 million as of June 30, 2011, and €15 million as of December 31, 2010.
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2011, transactions with these plans were not material for the Group.
Business Combinations
Deutsche Postbank
Please refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of the Group’s step acquisition of a controlling interest in Deutsche Postbank AG (“Postbank”) on December 3, 2010 (the “acquisition date”).
Due to closing of this business combination shortly before year-end and given its complexity, the initial accounting for the Postbank acquisition was not finalized at December 31, 2010. The initial acquisition accounting including the allocation of the consideration transferred may be modified during the period through December 3, 2011, as more information is obtained about the facts and circumstances existing at the acquisition date.
During the first six months 2011, the Group increased the preliminary acquisition date fair value of Postbank’s net assets by €83 million. The increase related to adjustments to the acquisition date fair value of certain assets the Group had acquired with a view to immediate resale as well as adjustments to the acquisition date fair value of the acquired loan and securities portfolio. Accordingly, the initial amount of goodwill recognized at December 31, 2010 of €2,049 million was reduced in the first six months 2011 by €66 million to €1,983 million and the noncontrolling interest in Postbank increased by €17 million. In connection with these adjustments, the Group had recorded a loss before income taxes of €10 million in the first quarter 2011.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
As of the reporting date, the initial acquisition accounting continues to be under review and is therefore not yet finalized.
Postbank contributed net revenues and net income after tax (including amortization of fair value adjustments from the preliminary purchase price allocation and the above mentioned adjustments) of €2.5 billion and €378 million, respectively, to the Group’s income statement for the first six months 2011. Net revenues included an impairment charge of €113 million related to Greek government bonds, which translated in a €(79) million impact on net income after tax.
ABN AMRO
Please refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of Deutsche Bank’s acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands on April 1, 2010 (the “acquisition date”).
At year-end 2010, the initial acquisition accounting for the business combination had not been finalized, in particular pending the finalization of fair value adjustments for certain parts of the opening balance sheet of the acquired businesses. The allocation of the consideration transferred to the acquisition date fair value of net assets acquired had resulted in preliminary negative goodwill of €216 million which was recognized in the Group’s income statement for 2010.
Finalizing the initial acquisition accounting for the business combination at March 31, 2011 resulted in a reduction of €24 million in the acquisition date fair value of net assets acquired. Accordingly, the preliminary negative goodwill of €216 million was reduced to €192 million. Pursuant to IFRS 3, the finalization of the purchase price allocation had to be applied retrospectively as of the acquisition date. Therefore, retained earnings as of December 31, 2010 were reduced by €24 million.

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
The final summary computation of the consideration transferred and its allocation to net assets acquired as of the acquisition date is presented below.
Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Consideration transferred
Cash consideration transferred	700

Purchase price adjustment	(13)

Total purchase consideration	687

Recognized amounts of identifiable assets acquired and liabilities assumed[1]
Cash and cash equivalents	113

Interest-earning time deposits with banks	71

Financial assets at fair value through profit or loss	779

Loans	9,802

Intangible assets	168

All other assets	810

Deposits	8,211

Financial liabilities at fair value through profit or loss	895

All other liabilities	1,758

Total identifiable net assets	879

Negative Goodwill	192

Total identifiable net assets acquired, less Negative Goodwill	687

[1]	By major class of assets acquired and liabilities assumed.
ABN AMRO contributed net revenues and net income after tax (including amortization of fair value adjustments from the purchase price allocation) of €276 million and €23 million, respectively, to the Group’s income statement for the first six months 2011.
Sal. Oppenheim
Please refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of Deutsche Bank’s acquisition of the Sal. Oppenheim Group (“Sal. Oppenheim”) as of January 29, 2010 (the “acquisition date”). Based on information obtained about the facts and circumstances existing at the acquisition date, the initial acquisition accounting for this transaction was finalized in the first quarter 2011.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
Significant Transactions
Hua Xia Bank
On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe for newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”) for a total subscription price of RMB 5.6 billion (€587 million). Deutsche Bank’s subscription is part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€2.2 billion). Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased Deutsche Bank’s existing equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital.
The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which resulted in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011.
Upon this date, the new shares to be issued have been taken into consideration when assessing Deutsche Bank’s level of influence in accordance with IAS 28, “Investments in Associates”, because they represent potential voting rights.
As of February 11, 2011, Deutsche Bank’s influence was represented by the existing voting rights of 17.12 % and the potential voting rights of 2.87%. The resulting 19.99 % of the voting power is considered to evidence significant influence because it is materially equal to the 20 % of the voting power upon which significant influence is generally presumed to exist. Furthermore, Deutsche Bank’s significant influence is evidenced by the fact that Deutsche Bank has successfully negotiated its stake increase with Hua Xia Bank’s management and the other stakeholders and is represented on four of six of Hua Xia Bank Board Committees.
The equity method of accounting has been applied from February 11, 2011.
Upon reclassifying the investment from Financial assets available for sale to Equity method investments in the first quarter 2011, Deutsche Bank used the remeasurement approach by analogy to IFRS 3R, “Business Combinations”. As a result unrealized net gains of €263 million previously recorded in Other comprehensive income were reclassified into Net gains (losses) on financial assets available for sale in the income statement.
The reclassification of the investment and the increase of the equity stake resulted in an increase of the balance sheet position Equity method investments by €1.7 billion as of June 30, 2011.

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
Assets Held for Sale
Assets Held for Sale at the Reporting Date
The Group valued its disposal groups and non-current assets classified as held for sale at the lower of their carrying amount or fair value less costs to sell. Financial instruments were measured in accordance with the general provisions of IAS 39.
Total assets held for sale amounted to €2.3 billion as of June 30, 2011 (December 31, 2010: €13.5 billion), and are reported in Other assets.
As of June 30, 2011 unrealized net gains of €12 million (December 31, 2010: unrealized net losses of €11 million) relating to non-current assets and disposal groups classified as held for sale, were recognized directly in Accumulated other comprehensive income (loss). These unrealized net gains will remain in equity until the assets are sold, at which time the gains will be reclassified from equity to profit or loss.
On March 14, 2011, Deutsche Bank announced that it is selling its Group headquarters in Frankfurt am Main to a closed-end real estate fund to be launched by DWS Finanz-Service GmbH. Deutsche Bank will continue to use the building on the basis of a long-term lease. The transaction is expected to close within one year. Accordingly, the Group classified a disposal group as held for sale which is allocated to the Group Division Corporate Investments. The classification as held for sale resulted in an impairment loss of €34 million in the first quarter 2011 which was included in Other income. To reflect the expected sale price, the assets were again valued at fair value less cost to sell during the second quarter 2011 which led to in an additional impairment loss of €13 million included in Other income.
As of June 30, 2011, the Group classified a disposal group allocated to the Corporate Division Corporate Banking & Securities as held for sale. The disposal group consists of €1.5 billion assets and €1.3 billion liabilities. The assets mainly include traded loans, mortgage servicing rights and financial guarantees. The disposal group is expected to be sold within one year. The classification to held for sale did not have a material effect on goodwill and the Group’s income statement.
During the first half of 2011, the Group additionally classified an investment in an associate and several disposal groups allocated to the Corporate Division Corporate Banking & Securities as held for sale. These assets are expected to be sold within one year. The classification did not result in any impairment loss.
Changes in Classification
BHF-BANK
As of December 31, 2010, the Group had classified its investment in BHF-BANK AG (“BHF-BANK”) as a disposal group allocated to the Group Division Corporate Investments held for sale because of exclusive sale negotiations held with Liechtenstein’s LGT Group (“LGT”). Classification as held for sale triggered an impairment loss of €62 million before tax which was recognized in Other income during the fourth quarter 2010. Recognition of this impairment also resulted in a release of €16 million of deferred tax liabilities.

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of June 30, 2011	Other Financial Information (unaudited)
On April 18, 2011, Deutsche Bank and LGT announced that they ended negotiations on the sale of BHF-BANK. The parties decided not to pursue the transaction further following discussions between themselves and with the competent supervisory authorities. Accordingly, from the date of the announcement all assets and liabilities of the BHF-BANK disposal group were no longer classified as held for sale. The change in classification did not have any material effect on valuation.
On July 7, 2011, the Group announced that it had commenced negotiations for the sale of BHF-BANK with RHJ International, through its wholly owned subsidiary Kleinwort Benson Group. Although negotiations are exclusive, completion of the sale is dependent on formal approvals. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate and will not reclassify the disposal group as held for sale until such approvals are given.
Disposals
During the first half of 2011, the Group sold an investment in an associate and a disposal group that were allocated to the Corporate Division Corporate Banking & Securities and previously classified as held for sale.
In 2011, the Group sold a subsidiary and several assets held for sale that were allocated to the Corporate Division Asset and Wealth Management. The assets held for sale were previously acquired as part of the acquisition of the Sal. Oppenheim Group.
In June 2011, the Group sold a business allocated to the Corporate Division Private & Business Clients that was previously classified as a disposal group held for sale. The classification as a disposal group with a related goodwill of €5 million resulted in an impairment loss of €3 million recognized in the second quarter 2011 and was included in Other income.
In March 2011, the Group sold Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd. which was allocated to the Corporate Division Private & Business Clients. With the acquisition of a majority shareholding in Postbank on December 3, 2010, the Group had also obtained control over this subsidiary.
Events after the Reporting Date
On July 19, 2011, the UK Finance Act 2011 was enacted which includes rules for a UK bank levy.
On July 21, 2011, the Private Sector Initiative to support Greece was announced. This involves a voluntary exchange of existing Greek government bonds into a combination of four instruments together with a Greek Buyback Facility.
Deutsche Bank is currently assessing the potential consequences for both of the above matters.

Deutsche Bank	Other Information (unaudited)	85
Interim Report as of June 30, 2011	Target Definitions
Other Information (unaudited)
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
Pre-Tax Return on Average Active Equity (Target Definition)
The over-the-cycle pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, as defined below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows.

	Three months ended		Six months ended
in € m.	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Income before income taxes (IBIT)	1,778	1,524	4,799	4,317

Less pre-tax noncontrolling interests	(54)	(7)	(142)	(22)

IBIT attributable to Deutsche Bank shareholders	1,724	1,516	4,656	4,294

Add (deduct):
Certain significant gains (net of related expenses)	—	(208)[1]	(236)[2]	(208)[1]
Certain significant charges	—	—	—	—

IBIT attributable to Deutsche Bank shareholders (target definition)	1,724	1,309	4,420	4,086

[1]	Gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of €208 million.

[2]	Positive impact of €236 million related to Deutsche Bank’s stake in Hua Xia Bank (PBC) for which equity method accounting was applied.

Deutsche Bank	Other Information (unaudited)	86
Interim Report as of June 30, 2011	Target Definitions
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

	Three months ended		Six months ended
in € m. (unless stated otherwise)	Jun 30, 2011	Jun 30, 2010	Jun 30, 2011	Jun 30, 2010
Average shareholders’ equity	50,005	40,328	49,703	39,121

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[1]	368	49	318	151
Average dividend accruals	(610)	(407)	(672)	(449)

Average active equity	49,763	39,969	49,349	38,823

Pre-tax return on average shareholders’ equity	13.8%	15.0%	18.7%	22.0%

Pre-tax return on average active equity	13.9%	15.2%	18.9%	22.1%

Pre-tax return on average active equity (target definition)	13.9%	13.1%	17.9%	21.1%

[1]	The tax effect on average unrealized gains/losses on financial assets available for sale and on cash flow hedges was €(314) million and €(341) million for the three and six months ended June 30, 2011, respectively. For the three and six months ended June 30, 2010, the tax effect was €(404) million and €(408) million, respectively.
Leverage Ratio (Target Definition)
A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:
—	Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. The Group makes the netting adjustments described above in calculating the target definition of the leverage ratio.

Deutsche Bank	Other Information (unaudited)	87
Interim Report as of June 30, 2011	Target Definitions
—	Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on the Group’s own debt (post-tax, estimate assuming that substantially all of the Group’s own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.
The Group applies these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to the Group’s target definition of the leverage ratio. Therefore the Group’s adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. The Group’s leverage ratio according to the Group’s target definition is not likely to be identical to, nor necessarily indicative of, what the leverage ratio would be under any current or future bank regulatory leverage ratio requirement.
The following table presents the adjustments made in calculating the Group’s leverage ratio according to the target definition.

Assets and equity
in € bn.	Jun 30, 2011	Dec 31, 2010
Total assets (IFRS)	1,850	1,906

Adjustment for additional derivatives netting	(503)	(601)

Adjustment for additional pending settlements netting	(125)	(86)

Adjustment for additional reverse repo netting	(13)	(8)

Total assets (adjusted)	1,209	1,211

Total equity (IFRS)	51.7	50.4

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)[1]	1.6	2.0

Total equity (adjusted)	53.3	52.4

Leverage ratio based on total equity

According to IFRS	36	38

According to target definition	23	23

[1]	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was €(870) million and €(1.1) billion at June 30, 2011 and December 31, 2010, respectively.